                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-35857


          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 11, 1998

                                [ECHO BAY LOGO]

                         34,000,000 UNITS CONSISTING OF
                          34,000,000 COMMON SHARES AND
                 WARRANTS TO PURCHASE 34,000,000 COMMON SHARES
                            ------------------------

     We are offering units, each unit consisting of one of our common shares and one common share purchase warrant. Each warrant will entitle the holder to purchase one of our common shares for an exercise price of US$0.90 per share at any time on or prior to November 14, 2003. The common shares and warrants comprising the units will separate immediately upon issuance and holders will be able to separately transfer the common shares and the warrants.

     Our common shares are listed on the Toronto Stock Exchange under the symbol "ECO" and on the American Stock Exchange under the symbol "ECO". On May 9, 2002, the closing sale price of our common shares on the Toronto Stock Exchange and the American Stock Exchange was Cdn$1.10 per share and US$0.71 per share, respectively. Our common shares also trade on the Paris Stock Exchange, the Brussels Stock Exchange, the Swiss Exchange and the Frankfurt Stock Exchange.

     The units are being offered by the underwriters concurrently in the United States and Canada. The underwriters have an option to purchase up to a maximum of 5,100,000 additional units to cover over-allotments of units.

      INVESTING IN OUR COMMON SHARES AND WARRANTS INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-4 OF THIS PROSPECTUS SUPPLEMENT.

                                                     PRICE TO           UNDERWRITERS'       NET PROCEEDS TO
                                                      PUBLIC                 FEE             ECHO BAY (1)
                                                 -----------------    -----------------    -----------------
Per unit.....................................        US$0.700             US$0.035             US$0.665
Total (2)(3).................................      US$23,800,000        US$1,190,000         US$22,610,000

---------------

(1) Before deducting expenses of the offering payable by Echo Bay estimated at US$500,000, which, together with the Underwriters' Fee, will be paid from Echo Bay's general funds.

(2) For units sold in Canada, the Price to Public, Underwriters' Fee and Net Proceeds to Echo Bay are payable in Canadian dollars and are the equivalent of the Price to Public, Underwriters' Fee and Net Proceeds to Echo Bay and related amounts for units sold in the United States based on a prevailing U.S.-Canadian dollar exchange rate as of the date of the pricing of this offering.

(3) Echo Bay has granted an option to the underwriters to purchase up to an additional 5,100,000 units at the Price to Public set forth above less the Underwriters' Fee, exercisable until the 30th day following closing of this offering, to cover over-allotments. If the underwriters exercise their over-allotment option in full, the total Price to Public, Underwriters' Fee and Net Proceeds to Echo Bay would be US$27,370,000, US$1,368,500 and US$26,001,500, respectively.

     Delivery of the common shares and warrants against payment will be made on or about May 17, 2002.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.
                            ------------------------
BMO NESBITT BURNS CORP.                            NBC INTERNATIONAL (USA), INC.
             The date of this prospectus supplement is May 9, 2002.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                             PAGE
                                             ----
ABOUT THIS PROSPECTUS SUPPLEMENT.........      ii
ENFORCEMENT OF CERTAIN CIVIL
  LIABILITIES............................      ii
AVAILABLE INFORMATION....................      ii
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE..............................     iii
CURRENCY PRESENTATION AND EXCHANGE RATE
  DATA...................................     iii
SUMMARY..................................     S-1
RISK FACTORS.............................     S-4
SPECIAL NOTE REGARDING FORWARD-LOOKING
  STATEMENTS.............................     S-8
USE OF PROCEEDS..........................    S-10

                                             PAGE
                                             ----
CAPITALIZATION...........................    S-11
DESCRIPTION OF SHARE CAPITAL.............    S-13
PRICE RANGE AND TRADING VOLUME OF COMMON
  SHARES.................................    S-14
DETAILS OF THE OFFERING..................    S-15
LEGAL PROCEEDINGS........................    S-16
U.S. FEDERAL INCOME TAX CONSIDERATIONS...    S-17
CANADIAN FEDERAL INCOME TAX
  CONSIDERATIONS.........................    S-22
PLAN OF DISTRIBUTION.....................    S-24
EXPERTS..................................    S-26
LEGAL MATTERS............................    S-26

                                   PROSPECTUS

                                             PAGE
                                             ----
AVAILABLE INFORMATION....................       2
ENFORCEMENT OF CERTAIN CIVIL
  LIABILITIES............................       3
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE..............................       3
CANADIAN PROSPECTUSES....................       4
THE COMPANY..............................       5
ECHO BAY RESOURCES.......................       6
RISK FACTORS.............................       7
USE OF PROCEEDS..........................      16
RATIO OF EARNINGS TO FIXED CHARGES AND
  EARNINGS TO FIXED CHARGES AND PREFERRED
  STOCK DIVIDENDS........................      16

                                             PAGE
                                             ----
DESCRIPTION OF DEBT SECURITIES AND
  GUARANTEES.............................      18
DESCRIPTION OF EBR PREFERRED STOCK.......      31
DESCRIPTION OF ECHO BAY SHARE CAPITAL....      34
DESCRIPTION OF WARRANTS..................      35
PLAN OF DISTRIBUTION.....................      36
EXPERTS..................................      37
LEGAL MATTERS............................      37

                            ------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU AND WHICH IS INCORPORATED HEREIN BY REFERENCE. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement contains the terms of this offering. This prospectus supplement, or the information incorporated by reference herein or in the accompanying prospectus, may add, update or change information in the accompanying prospectus. It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein or therein, in making your investment decision. You should also read and consider the information in the documents we have referred you to in the section entitled "Available Information".

                    ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

     We are a Canadian corporation and certain of our directors and officers, as well as certain of the experts named herein, are neither citizens nor residents of the United States. A substantial part of our assets and the assets of several of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to enforce against them or us within the United States or to realize in the United Stated upon judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. Fraser Milner Casgrain LLP, our Canadian counsel, has advised us that there is doubt as to the enforceability against us and such persons in Canada, in original actions or in actions to enforce judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

                             AVAILABLE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). We are currently subject to the periodic reporting and other informational requirements of the Exchange Act. Such reports and other information may be inspected and copied at the public reference facility of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information. Our common shares are listed on the American Stock Exchange. Reports, proxy statements and other information relating to us can be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

     We have filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities covered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus, which form part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and such securities, reference is hereby made to such Registration Statement, including the exhibits filed therewith. The Registration Statement and the exhibits thereto can be obtained by mail form or inspected and copied at the public reference facility maintained by the Commission as provided above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by us with the Commission are incorporated by reference in this prospectus supplement:

     (1)  Annual Report on Form 10-K for the year ended December 31, 2001;

     (2)  Quarterly Report on Form 10-Q for the period ended March 31, 2002;

     (3)  Current Report on Form 8-K, dated February 13, 2002;

     (4)  Current Report on Form 8-K, dated April 3, 2002;

     (5) The description of our common shares contained in our Registration Statement on Form 8-A (File No. 1-8542) dated August 2, 1983;

     (6) Proxy Circular dated February 5, 2002 for our Special Meeting of Shareholders held on March 25, 2002; and

     (7) Proxy Circular dated April 5, 2002 for our Annual Meeting of Shareholders to be held on June 6, 2002.

     All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus and to be a part hereof and thereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

     We will provide without charge to each person to whom a copy of this prospectus supplement is delivered, on the oral or written request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the Secretary, Echo Bay Mines Ltd., 1210, 10180-101 Street, Edmonton, Alberta,
T5J 354, Canada, telephone (780) 496-9002.

                  CURRENCY PRESENTATION AND EXCHANGE RATE DATA

     This prospectus supplement contains financial information in both U.S. dollars and Canadian dollars. In this prospectus supplement, U.S. dollars are referred to as "U.S. dollars" or "US$", and Canadian dollars are referred to as "Canadian dollars" or "Cdn$".

     The high, low, average and end of period exchange rates for the U.S. dollar in terms of Canadian dollars for each of the periods indicated, such rates being the noon rates quoted by the Bank of Canada, were as follows:

                                                              YEAR ENDED DECEMBER 31,
                                   PERIOD ENDED   -----------------------------------------------
                                   MAY 9, 2002     2001      2000      1999      1998      1997
                                   ------------   -------   -------   -------   -------   -------
                                                        (EXPRESSED IN CDN$)
High.............................    $1.5579      $1.4936   $1.4341   $1.4433   $1.4075   $1.3353
Low..............................     1.6132       1.6012    1.5593    1.5514    1.5765    1.4358
Average(1).......................     1.5892       1.5482    1.4852    1.4864    1.4823    1.3838
End of Period....................     1.5685       1.5956    1.5002    1.4433    1.5512    1.4352

---------------

(1) Calculated as an average of the daily noon rates for each period.

     As at May 9, 2002, the noon rate as reported by the Bank of Canada was US$1.00 = Cdn$1.5685 or Cdn$1.00 = US$ 0.6376.

                                    SUMMARY

     This summary highlights information from this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus supplement and the entire accompanying prospectus, including the financial data and other information incorporated by reference, before making an investment decision. Unless the context otherwise requires, when used in this prospectus supplement, references to "Echo Bay", "we", "our" and "us' refer to Echo Bay Mines Ltd. and its subsidiaries. The term "you" refers to a prospective investor in the units.

     This prospectus supplement assumes that the underwriters' over-allotment option has not been exercised.

                                  THE COMPANY

     We are a North American gold mining company which mines, processes and explores for gold. We have three operating mines: (1) Round Mountain in Nevada, United States; (2) Kettle River in Washington, United States; and (3) Lupin in Nunavut Territory, Canada. We hold a 100% interest in our Kettle River and Lupin mines and a 50% interest in our Round Mountain mine, which we operate, with the remaining 50% interest held by affiliates of Barrick Gold Corporation. We operated a fourth mine, McCoy/Cove in Nevada, United States, until March 31, 2002, at which date mining and processing activities were completed. Reclamation activities, which had been initiated in 2000, are now fully under way at McCoy/Cove and are expected to continue over the next several years. We have entered into an agreement to sell our interests in McCoy/Cove to Newmont Mining Corporation. See "Recent Developments".

     For the three months ended March 31, 2002, we produced a total of 149,276 ounces of gold and 1,470,094 ounces of silver at an average cash operating cost of US$216 per ounce. For the year ended December 31, 2001, we produced a total of 657,784 ounces of gold and 6,451,425 ounces of silver at an average cash operating cost of US$223 per ounce. At December 31, 2001, we had 3.8 million ounces of gold reserves and 1.1 million ounces of silver reserves. We ceased production of silver in March 2002 in connection with the completion of processing activities at our McCoy/Cove complex, with approximately 1.5 million ounces of silver having been produced and sold in the quarter ended March 31, 2002. We achieved revenues of US$55.2 million and net earnings of US$5.5 million for the first quarter of 2002. For the year ended December 31, 2001, we had revenues of US$237.7 million and incurred a net loss of US$5.7 million.

                              RECENT DEVELOPMENTS

EXCHANGE OF CAPITAL SECURITIES

     On April 3, 2002, we issued an aggregate of 361,561,230 of our common shares, representing approximately 72% of our outstanding common shares after giving effect to such issuance, in exchange for all of our US$100 million aggregate principal amount of 11% junior subordinated debentures due 2027, plus accrued and unpaid interest thereon. We refer to our 11% junior subordinated debentures due 2027 in this prospectus supplement as our "capital securities".

     Following this issuance of common shares, as at April 3, 2002, the new principal holders of our common shares and their respective share ownership positions are Newmont Mining Corporation of Canada Limited, or Newmont Canada (48.8%), and Kinross Gold Corporation (11.4%). In connection with the completion of the capital securities exchange, three directors resigned from our board of directors. Two of the vacancies created by these resignations have been filled by executive officers of Newmont Canada.

SALE OF MCCOY/COVE COMPLEX

     On February 13, 2002, we entered into an agreement with Newmont Mining Corporation, or Newmont, providing for the sale to Newmont of our entire McCoy/Cove complex in Nevada. We completed mining and processing activities at McCoy/Cove on March 31, 2002. The agreement calls for a cash payment to us of US$6.0 million and the assumption by Newmont of all reclamation and closure obligations at McCoy/Cove.

The agreement is expressly subject to the completion of due diligence by Newmont and other customary closing conditions. Accordingly, there is no assurance that this transaction will be completed.

RECENT EXPLORATION ACTIVITIES

     We are currently engaged in exploration activities at our Round Mountain and Kettle River mines. At Round Mountain, there are several underground targets in proximity to and accessible from the bottom of the open pit. In addition, we and our Round Mountain joint venture partner have committed to a drilling program, along with related field and analytical work, at Gold Hill, an exploration project owned by the joint venture and located five miles north of the existing Round Mountain pit. Gold Hill has displayed Round Mountain style mineralization over a presently known area that measures approximately 2,000 by 4,000 feet.

     At our wholly-owned Kettle River operation, we are evaluating exploration in an area named Emanuel Creek, located adjacent to the existing production area. We are evaluating how to best pursue this target and additional exploration work is planned.

     Exploration activity at these targets is preliminary in nature. Accordingly, there can be no assurance that a mineral resource or mineral reserve will be identified at either Gold Hill or Emanuel Creek. See "Risk Factors -- Failure to replace reserves may negatively affect production" for a discussion of the risks associated with our exploration activities.

                                  THE OFFERING

UNITS:
Units Offered..............  34,000,000 units, each unit consisting of one of our common shares and one common share purchase warrant. Each warrant will entitle the holder to purchase one of our common shares.

Issue Price................  US$0.70 per unit.

Separability...............  The common shares and the warrants will separate immediately upon issuance and holders will be able to separately transfer the common shares and the warrants.

COMMON SHARES:
Common shares offered......  34,000,000 shares

Common shares to be
  outstanding immediately
  following this
  offering.................  536,168,375 shares(1)

                             ----------
                             (1) The number of common shares shown above to be
                                 outstanding after this offering is based on the number of common shares outstanding as of May 9, 2002 and excludes treasury shares, common shares issuable upon the exercise of outstanding options, common shares reserved for issuance under our option plans and common shares issuable upon exercise of the warrants sold in this offering. The number of common shares shown above to be outstanding after this offering also assumes that the underwriters' over-allotment option has not been exercised.

American Stock Exchange
  symbol...................  ECO

Toronto Stock Exchange
  symbol...................  ECO

WARRANTS:
Warrants Offered...........  34,000,000 warrants which, when exercised, will entitle the holders thereof to acquire an aggregate of 34,000,000 of our common shares. Each warrant will entitle the holder to purchase one of our common shares.

Exercise Price.............  US$0.90 per share.

Exercise...................  The warrants are exercisable on or prior to 5:00
                             p.m. (Toronto time) on November 14, 2003, after which the warrants will expire and become null and void.

Voting Rights..............  Warrant holders will have no voting rights.

Anti-dilution..............  The exercise price and number of common shares issuable upon exercise of the warrants are both subject to adjustment in certain cases. See "Details of the Offering -- Warrants".

MISCELLANEOUS:
Use of Proceeds............  We intend to use the net proceeds from this offering to repay outstanding indebtedness of US$17.0 million under our revolving credit facility, to fund exploration activities and for general corporate purposes. See "Use of Proceeds".

Risk Factors...............  You should carefully consider all of the information in this prospectus supplement. In particular, you should evaluate the specific risk factors set forth in the sections entitled "Risk Factors" in each of this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein for a discussion of risks relating to an investment in our common shares and warrants.

                               ------------------

     Our executive offices are located at 1210, 10180 - 101 Street, Edmonton, Alberta T5J 3S4, Canada, and our telephone number is (780) 497-9002.

                                  RISK FACTORS

     Before making an investment in our common shares and warrants, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

CONTINUED DEPRESSED GOLD PRICES MAY NEGATIVELY AFFECT OUR PRODUCTION, PROFITABILITY, RESERVES AND LIQUIDITY.

     The profitability of our current operations is directly related and sensitive to the market price of gold, which fluctuates widely due to factors beyond our control.

     Since 1997, gold prices have been at depressed levels and may remain at such depressed levels in the future. If gold prices should fall below our cash costs of production and remain at such levels for any sustained period of time, it may not be economically feasible to continue commercial production at any or all of our mines. This previously occurred in January 1998, when we temporarily suspended operations at the Lupin mine. Also in 1997, we deferred a final construction decision on our Aquarius development project and deferred further development of the Ulu satellite deposit in Canada due to the decline in gold prices.

     The cash operating costs at our four operating mines averaged US$223 per ounce in 2001 and are expected to average approximately US$225 per ounce in 2002. Total production costs were US$296 per ounce in 2001 and are expected to average approximately US$300 per ounce in 2002. Given the current price of gold, US$309 per ounce as of May 9, 2002 (based on the London p.m. fix price), we may experience liquidity difficulties, and our ability to invest funds in exploration and development may be significantly impaired. While we continue to generate cash flow from operations at current gold prices, the amount of cash flow available for acquisitions, investments, exploration and development remains very limited.

     Declines in the market price of gold and related precious metals also may require us to write-down our reserves, which would adversely affect production, profitability and our financial position. The gold price used in estimating our mineral reserves at December 31, 2001 was US$300 per ounce. The market price was US$277 per ounce at December 31, 2001. The market price of gold has for more than four years traded, on average, below the price at which we estimate our reserves. If we were to determine that our reserves and future cash flows should be estimated at a significantly lower gold price than that used at December 31, 2001, there would likely be a reduction in the amount of our gold reserves. We estimate that if reserves at December 31, 2001 were based on a price of US$275 per ounce of gold, reserves would decrease by approximately 13% at Round Mountain, 5% at Kettle River and 2% at the Aquarius development property. Should any significant reductions in reserves occur, material "write-downs" of our investment in mining properties and increased amortization, reclamation and closure charges may be required. For example, in 2001, due to an unexpected reduction in reserves, a US$4.4 million provision was made for impaired assets at Kettle River. Under certain such circumstances, we may discontinue the development of a project or mining at one or more of our properties.

     We continuously evaluate hedging opportunities to reduce the risk associated with gold price volatility, however, there is no assurance that any of our hedging strategies will be successful.

FAILURE TO REPLACE RESERVES MAY NEGATIVELY AFFECT PRODUCTION.

     Because mines have limited lives based on proven and probable reserves, we must continually replace and expand our reserves as we produce gold. It is currently estimated that Kettle River has less than one year of mine life remaining without the development of additional reserves. Our ability to maintain or increase our annual production of gold will be dependent in significant part on our ability to bring new mines into production, such as the Aquarius project in Canada, and to expand existing mines.

     No assurance can be given that our exploration programs will result in the replacement of current production with new reserves or that our development program will be able to extend the life of our existing mines. In the event that new reserves are not developed, we will not be able to sustain our current level of gold production beyond the life of our existing reserve estimates and revenues will decrease as a result.

     There are a number of uncertainties inherent in any exploration and development program relating to: the location of economic mineral reserves; the development of appropriate metallurgical processes; the receipt of necessary governmental permits; and the construction of mining and processing facilities. In addition, our ability to benefit from any additional reserves through production at new or expanded mines is subject to the risks described below under "-- Failure to develop new mines or expand existing mines may negatively affect future production".

     These risks and uncertainties, many of which are beyond our control, may have an adverse effect upon the success of our exploration and development activities, particularly our current exploration activities at Round Mountain and Kettle River, as discussed under "Summary -- Recent Developments -- Recent Exploration Activities". Accordingly, there can be no assurance that our efforts will yield new reserves to replace and expand current reserves.

FAILURE TO DEVELOP NEW MINES OR EXPAND EXISTING MINES MAY NEGATIVELY AFFECT FUTURE PRODUCTION.

     Our ability to maintain, or increase, our annual production of gold will be dependent in significant part on our ability to bring new mines into production, such as the Aquarius project in Canada, and to expand existing mines. In 1997, we deferred a final construction decision on Aquarius and deferred further development of the Ulu satellite deposit in Canada.

     The economic feasibility analysis with respect to any individual project is based upon: the interpretation of geological data obtained from drill holes and other sampling techniques; estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed; gold price assumptions; the configuration of the ore body; expected recovery rates of metals from the ore; comparable facility and equipment costs; anticipated climatic conditions; estimates of labor productivity; and royalty or other ownership burdens.

     Our feasibility studies are based on our knowledge of the operating history of similar ore bodies in the region. The actual operating results of our development projects, however, may differ materially from those anticipated, and uncertainties related to operations are increased further in the case of development projects. In addition to the successful completion of final feasibility studies, the issuance of necessary permits and receipt of adequate financing are required for successful development of properties.

WE ENCOUNTER STRONG COMPETITION FROM OTHER MINING COMPANIES IN CONNECTION WITH THE ACQUISITION OF PERSONNEL AND PROPERTIES PRODUCING OR CAPABLE OF PRODUCING PRECIOUS METALS.

     As a result of this competition, some of which is with companies with greater financial resources, we may be unable to maintain or acquire the personnel and expertise required to develop and operate our properties. Also, we may be unable to acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

FAILURE TO SECURE THE NECESSARY LETTERS OF CREDIT OR SURETY BONDS OR TO PROVIDE THE NECESSARY CORPORATE GUARANTEES TO SECURE RECLAMATION OBLIGATIONS, COULD RESULT IN VIOLATION OF OUR OPERATING PERMITS AND IMPACT OUR ABILITY TO CONTINUE OPERATING AT SPECIFIC LOCATIONS.

     Certain regulatory agencies may require security to be provided for some or all of the cost to restore land disturbed during operations. We have typically provided letters of credit, surety bonds and corporate guarantees as security for these future reclamation costs. The market place for third party security instruments is, however, very limited to the mining industry and to us in particular. If we are unable to secure the necessary forms of security, our ability to continue operations at specific locations could be jeopardized. Even where we currently have security in place for reclamation costs, we may be required to provide additional, or alternative, financial instruments. For example, early in 2001, regulators in Nevada called upon two of our subsidiaries to provide other forms of security to replace corporate guarantees that had been given in respect of the Round Mountain and McCoy/Cove operations totaling approximately US$33 million. We disagree with the regulators' position and believe that the subsidiaries qualify under the criteria set out for corporate guarantees and will oppose the regulatory position. If we are required to provide additional or alternative forms of security, and are unable to do so at acceptable costs or at all, we may be prohibited from commencing or continuing operations and our financial condition and prospects would be adversely affected.

RESERVE ESTIMATES ARE INHERENTLY UNCERTAIN. ANY MATERIAL INACCURACIES IN OUR RESERVE ESTIMATES OR ASSUMPTIONS UNDERLYING RESERVE ESTIMATES COULD CAUSE RESERVES TO BE OVERSTATED.

     The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimate is a function of: the quantity and quality of available drilling data; engineering and geological interpretation; testing and production experience; gold prices; operating and capital costs; short-term operating factors such as the need for sequential development of ore bodies; and the processing of new or different ore grades and ore types.

     The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. If it is not, we may discontinue the development of a project or mining at one or more of our properties.

     Reserve calculations and life-of-mine plans using significantly lower prices could result in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges. See "-- Continued depressed gold prices may negatively affect our production, profitability, reserves and liquidity".

OUR ACTIVITIES ARE SUBJECT TO COMPLEX LAWS AND REGULATIONS THAT CAN ADVERSELY AFFECT OPERATING AND DEVELOPMENT COSTS, THE TIMING OF OPERATIONS AND/OR OUR ABILITY TO OPERATE.

     Our mining operations and exploration and development activities are subject to extensive Canadian, U.S. and other foreign federal, state, provincial, territorial and local laws and regulations governing exploration, development, production, exports, taxes, labor standards, waste disposal, protection of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, toxic substances, reporting and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing our mines and other facilities in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that we would not proceed with the development or operation of a mine. Future regulatory developments, such as more stringent environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from our operations, could result in substantial costs and liabilities, reduced profits and a deterioration of our financial condition.

     We are required to obtain governmental permits to develop our reserves and for expansion or advanced exploration activities at our operating properties and our exploration properties. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous Canadian, U.S. or foreign federal, state, provincial, territorial and local agencies. We will be required to obtain additional permits to allow us to construct and operate properties currently under development. The duration and success of each permitting effort are contingent upon many variables not within our control. If we are unable to obtain the necessary approvals, we will not be able to commence production at the applicable mine.

     In addition, there is a risk that private individuals or entities may assert that our activities have caused damage to their interests. For example, in 2000, one of our subsidiaries and numerous other parties were served with a complaint from the Colorado School of Mines for environmental cleanup costs at a federal Comprehensive Environmental Response, Compensation and Liability Act site. Our share of the settlement was approximately US$89,500.

OUR MINING OPERATIONS ARE SUBJECT TO SIGNIFICANT RISKS THAT MAY NOT BE COVERED BY INSURANCE.

     The business of gold mining is generally subject to a number of risks and hazards, including: environmental conditions; industrial accidents; labor disputes; unusual or unexpected geological conditions; ground or slope failures, cave-ins; changes in the regulatory environment; and natural phenomena such as inclement weather conditions, floods, blizzards and earthquakes.

     Such occurrences could result in: damage to mineral properties or production facilities; personal injury or death; environmental damage to our properties or the properties of others; delays in mining; monetary losses and possible legal liability.

     We maintain insurance against some risks that are typical in the gold mining industry. Where we believe the amounts to be reasonable, they may not provide adequate coverage in some circumstances. Insurance against some risks (including some liabilities for environmental pollution or other hazards as a result of exploration and production) are not generally available to us or to other companies within the industry on acceptable terms.

DE-LISTING FROM THE AMERICAN STOCK EXCHANGE WOULD LIMIT THE ABILITY OF U.S. INVESTORS TO BUY OR SELL OUR COMMON SHARES.

     Early in 2000, the American Stock Exchange advised us that our listing eligibility was under review. The review was undertaken because we had fallen below two of the American Stock Exchange's continued listing guidelines. At the time, we had sustained net losses in our five most recent fiscal years (1995 to 1999) and in the American Stock Exchange's view, our shareholders' equity under generally accepted accounting principles in the United States was inadequate. We are addressing the American Stock Exchange's concerns through periodic progress reviews and believe significant progress has been made in this regard, more particularly with the completion of the capital securities exchange transaction. See "Summary -- Recent Developments -- Exchange of Capital Securities".

CERTAIN OF OUR UNITED STATES PROPERTY RIGHTS CONSIST OF UNPATENTED LODE MINING CLAIMS.

     Unpatented mining claims and millsites are generally considered to be subject to greater title risk than other real property interests. The validity of an unpatented mining claim or millsite, in terms of its location and maintenance, and the uses thereof, is dependent on strict compliance with a complex body of federal and state statutory and decisional law, administrative interpretation of that law and, for unpatented mining claims, the existence of a discovery of valuable minerals. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims or millsites. There can be no assurance that title to any of our unpatented mining claims or millsites may not be defective.

REPERCUSSIONS FROM THE TERRORIST ACTS COMMITTED IN THE UNITED STATES COULD HARM BUSINESS OPERATIONS AND ADVERSELY IMPACT OUR ABILITY TO MEET OUR EXPECTATIONS AND OTHER FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS SUPPLEMENT.

     The terrorist attacks in the United States on September 11, 2001 caused instability in the world's markets. There can be no assurance that these terrorist attacks, or the responses to them, will not lead to further acts of terrorism in the United States, Canada or elsewhere, which may contribute to economic instability in the United States, Canada and other geographic areas in which we are active. Specifically, such instability could adversely affect production or exploration activities.

SUBSTANTIAL SALES OF OUR COMMON SHARES COULD CAUSE OUR SHARE PRICE TO DECLINE.

     There are currently certain shareholders with significant holdings of our common shares. If such existing shareholders sell a large number of common shares or the public market perceives that existing shareholders might sell common shares, the market price of our common shares could decline significantly. Our principal shareholder has agreed, subject to customary exceptions, not to sell certain of its shares or exercise any registration rights it has with respect to our common shares until at least 90 days following the closing of this offering.

THE PRICE OF OUR COMMON SHARES MAY BECOME VOLATILE IN THE FUTURE, RESULTING IN SUBSTANTIAL LOSSES FOR INVESTORS PURCHASING SHARES IN THIS OFFERING. INVESTORS MAY NOT BE ABLE TO RESELL THEIR SHARES AT OR ABOVE THEIR PURCHASE PRICE.

     The trading price of our common shares may become volatile in the future. Many factors may contribute to this volatility, including, but not limited to, changes in domestic or foreign governmental regulations, variations in results of operations and general market conditions or the perceptions of such conditions. Volatility may have a significant impact on the market price of our common shares. Moreover, the possibility exists that the United States and Canadian capital markets could experience extreme price and volume fluctuations unrelated to our operating performance.

THERE ARE RISKS ASSOCIATED WITH THE WARRANTS.

     An investment in the warrants is highly speculative, and it cannot be assured that the warrants will maintain any significant value in the future. The value of the warrants will be indirectly derived from the value of the common shares underlying such warrants, and the value of the warrants and the underlying common shares may be adversely affected by a number of factors beyond our control, as more fully described under the section entitled "Special Note Regarding Forward-Looking Statements" and in the other risk factors described in this prospectus supplement. In addition, holders of warrants will not be entitled to vote at meetings of our shareholders until such time as the warrants are exercised for common shares.

THERE IS NO PUBLIC MARKET FOR THE WARRANTS.

     Prior to this offering, there was no public market for the warrants. Each of the Toronto Stock Exchange and the American Stock Exchange has conditionally approved the listing of the warrants. Listing on these exchanges, however, is subject to us fulfilling all of the listing requirements of the Toronto Stock Exchange, on or before July 26, 2002, and all of the listing requirements of the American Stock Exchange, respectively, including, with respect to both exchanges, distribution of the warrants to a minimum number of public holders. Moreover, there cannot be any assurance as to the liquidity of the public market for the warrants or that an active public market for the warrants will develop. If an active public market does not develop, the market price and liquidity of the warrants may be adversely affected.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     With the exception of historical matters, certain matters discussed in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that could cause actual results to differ materially from targeted or projected results. Such forward-looking statements include statements regarding: targets for gold production, cash operating costs and certain significant expenses and percentage increases and decreases in production from our principal mines; schedules for completion of detailed feasibility studies and initial feasibility studies; potential changes in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and commencement of mining or production; anticipated grades and recovery rates; ability to secure financing; potential acquisitions or increases in property interests; and divestitures or decreases in property interests.

     Factors that could cause actual results to differ materially include, among others: fluctuations in gold prices; fluctuations in grades and recovery rates; geological, metallurgical, processing, access, transportation or other problems; results of exploration activities or feasibility studies; changes in project parameters as plans continue to be refined; political, economic and operational risks; availability of materials and equipment; regulatory risks, including reclamation security requirements and the timing for the receipt of governmental permits; force major events; the failure of plant, equipment or processes to operate in accordance with specifications or expectations; accidents; labor relations; delays in start-up dates for projects; environmental costs and risks; and other factors described in this prospectus supplement, the accompanying prospectus or in our filings with securities regulatory authorities.

     Many of these factors are beyond our ability to predict or control and undue reliance should not be put on forward-looking statements. See the sections entitled "Risk Factors" in each of this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein for items that could affect forward-looking statements.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the units in this offering are estimated to be US$22,110,000, after deducting fees of US$1,190,000 payable to the underwriters and the estimated expenses of this offering of US$500,000. If the underwriters' over-allotment option is exercised in full, the net proceeds to us from the sale of units in this offering are estimated to be US$25,501,500, after deducting fees of US$1,368,500 payable to the underwriters and the estimated expenses of this offering of US$500,000.

     We intend to use the net proceeds from this offering to repay outstanding indebtedness of US$17.0 million under our revolving credit facility, to fund exploration activities (as more fully described under "Summary -- Recent Developments -- Recent Exploration Activities") and for general corporate purposes. Pending application of the net proceeds from this offering, such net proceeds will be invested in short-term marketable securities.

     Our revolving bank credit facility, established with HSBC Bank USA, provides for an aggregate commitment of up to US$17.0 million. As at March 31, 2002, we had borrowed the full amount of such commitment. Interest is payable quarterly on our revolving credit facility at LIBOR plus 2.125%. Our revolving credit facility matures on September 30, 2002.

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents, current bank debt and capitalization as at March 31, 2002 (1) on an actual basis (2) on a pro forma basis to give effect to the capital securities exchange as if it had occurred on March 31, 2002 and (3) on a pro forma basis to give effect to the capital securities exchange, as adjusted to give effect to this offering and the application of the estimated net proceeds from this offering as described under "Use of Proceeds", as if each had occurred on March 31, 2002. We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and these principles differ in certain respects from those in the United States (US GAAP). The table below is presented using both Canadian GAAP and US GAAP. The following table should be read in conjunction with our consolidated financial statements and the related notes and "Use of Proceeds", each included or incorporated by reference in this prospectus supplement.

                                                    CANADIAN GAAP                                 US GAAP
                                       ---------------------------------------    ---------------------------------------
                                                AS AT MARCH 31, 2002                       AS AT MARCH 31, 2002
                                       ---------------------------------------    ---------------------------------------
                                                                  PRO FORMA                                  PRO FORMA
                                        ACTUAL     PRO FORMA    AS ADJUSTED(6)     ACTUAL     PRO FORMA    AS ADJUSTED(6)
                                       ---------   ----------   --------------    ---------   ----------   --------------
                                              (UNAUDITED, IN 000'S US$)                  (UNAUDITED, IN 000'S US$)
Cash and cash equivalents............  $   9,795   $   9,795      $   14,905      $   9,795   $   9,795      $   14,905
                                       =========   ==========     ==========      =========   ==========     ==========
Current bank debt....................  $  17,000   $  17,000      $       --      $  17,000   $  17,000      $       --
                                       =========   ==========     ==========      =========   ==========     ==========
Long-term debt and other
  financings(1)......................  $   6,697   $      --      $       --      $ 100,000   $      --      $       --
                                       ---------   ----------     ----------      ---------   ----------     ----------
Accrued interest obligation(1).......         --          --              --         68,948          --              --
                                       ---------   ----------     ----------      ---------   ----------     ----------
Shareholders' equity:
  Common shares(2)(3)................    713,343   1,017,054       1,037,190        749,771   1,053,482       1,073,618
  Warrants(4)........................         --          --           1,974             --          --           1,974
  Capital securities(1)..............    162,251          --              --             --          --              --
  Deficit(5).........................   (733,772)   (871,535)       (871,535)      (773,443)   (911,206)       (911,206)
  Foreign current translation........    (29,368)    (29,368)        (29,368)            --          --              --
  Accumulated other comprehensive
    income...........................         --          --              --         (9,960)     (9,960)         (9,960)
                                       ---------   ----------     ----------      ---------   ----------     ----------
    Total shareholder's equity
      (deficit)......................    112,454     116,151         138,261        (33,632)    132,316         154,426
                                       ---------   ----------     ----------      ---------   ----------     ----------
Total capitalization.................  $ 119,151   $ 116,151      $  138,261      $ 135,316   $ 132,316      $  154,426
                                       =========   ==========     ==========      =========   ==========     ==========

---------------

(1) In accordance with Canadian GAAP, the present value of the principal amount of the capital securities was classified as debt within long-term debt and other financings, while the present value of the future interest payments was classified as a separate component of shareholders' equity. The deferred accrued interest was classified within this equity component, as we had the option to satisfy the deferred interest by delivering common shares to a trustee for sale. Interest on the capital securities was allocated proportionately to interest expense and deficit based on the debt and equity classifications. Under US GAAP, the face value of the capital securities was classified entirely as debt within long-term debt and other financings, and the interest on the capital securities was classified entirely as interest expense.

(2) As at March 31, 2002, we had 140,607,145 common shares outstanding. As at March 31, 2002, on a pro forma basis to give effect to the capital securities exchange, we had 502,168,375 common shares outstanding. Costs related to the issuance of the additional common equity in the capital securities exchange was deducted from the common equity account. As at March 31, 2002, on a pro forma basis to give effect to the capital securities exchange, as adjusted to give effect to this offering, there would be 536,168,375 common shares outstanding, and 541,268,375 common shares outstanding if the underwriters' over-allotment option is exercised in full.

(3) Does not include common shares issuable upon the exercise of the warrants to be sold in this offering, nor does it include outstanding options exercisable into common shares.

(4) We will issue 34,000,000 warrants in this offering. If the underwriters' over-allotment option is exercised in full, we will issue 39,100,000 warrants in this offering.

(5) In accordance with Canadian GAAP, the costs related to the issuance of the capital securities were allocated proportionately to deferred financing charges and retained earnings based on the debt and equity classifications. Under US GAAP, the costs related to the issuance of the capital securities were classified as deferred financing charges within long-term investments and other assets and were amortized to interest expense over the life of the capital securities.

(6) The pro forma as adjusted information assumes that the underwriters' over-allotment option has not been exercised. In the event that the underwriters' over-allotment option is exercised in full, we will issue an additional 5,100,000 units, consisting of an aggregate of 5,100,000 common shares and 5,100,000 warrants. In such event, cash and cash equivalents, common shares, warrants, total shareholders' equity (deficit) and total capitalization under Canadian GAAP would be US$18,297, US$1,040,279, US$2,277, US$141,653 and US$141,653, respectively, and under US GAAP would be US$18,297, US$1,076,707, US$2,277, US$157,818 and US$157,818,
    respectively.

                          DESCRIPTION OF SHARE CAPITAL

     Our authorized share capital consists of an unlimited number of common shares, without par value, of which 502,168,375 were issued and outstanding at May 9, 2002, and an unlimited number of preferred shares, issuable in series, none of which are currently outstanding.

COMMON SHARES

     The holders of our common shares have one vote for each share held and are not entitled to cumulative votes for the election of directors. Each common share is entitled to participate equally in such dividends as may be declared by our board of directors out of funds legally available therefor and is entitled to share equally in any distribution to holders of common shares on liquidation. The holders of common shares have no preemptive, conversion or redemption rights. Each outstanding common share is fully paid and non-assessable.

PREFERRED SHARES

     Our board of directors may issue preferred shares from time to time in one or more series, subject to the provisions of our articles of incorporation. When any of our preferred shares are outstanding, no dividends may be paid or declared on outstanding common shares unless all dividends on preferred shares of all series shall have been paid in full with respect to past dividend periods, and the full dividends thereon for the then current dividend period shall have been declared and a sum set apart for payment thereof. Any sinking fund requirements with respect to our preferred shares must also be complied with before dividends on common shares may be paid.

                PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

     Our outstanding common shares are listed for trading on the Toronto Stock Exchange under the symbol "ECO" and the American Stock Exchange under the symbol "ECO". The American Stock Exchange is the principal market on which the common shares are traded. The following table sets forth the high and low prices and the trading volumes of our common shares on the Toronto Stock Exchange and the American Stock Exchange for the periods indicated.

                                                TORONTO STOCK EXCHANGE    AMERICAN STOCK EXCHANGE
                                                -----------------------   -----------------------
                                                                TRADING                   TRADING
                                                HIGH     LOW    VOLUME    HIGH     LOW    VOLUME
                                                -----   -----   -------   -----   -----   -------
                                                  (IN CDN$)     (000'S)     (IN US$)      (000'S)
2000:
  First Quarter...............................  $2.85   $1.76    2,445    $1.94   $1.25    7,052
  Second Quarter..............................   2.09    1.30    2,824     1.38    0.88    6,776
  Third Quarter...............................   1.61    1.05    2,075     1.06    0.69    4,763
  Fourth Quarter..............................   1.15    0.52    2,749     0.75    0.32    8,680
2001:
  First Quarter...............................   1.49    0.59    4,307     0.95    0.38    6,842
  Second Quarter..............................   2.00    0.89    3,800     1.24    0.51   11,026
  Third Quarter...............................   1.60    0.79    2,860     1.04    0.51    7,122
  Fourth Quarter..............................   1.12    0.81    2,030     0.73    0.50    5,575
2002:
  January.....................................   1.05    0.82      863     0.65    0.50    3,686
  February....................................   1.60    0.97    1,984     0.97    0.60    6,457
  March.......................................   1.55    1.02    2,026     0.98    0.64    5,850
  April.......................................   1.55    1.18    8,882     0.96    0.76    9,302
  May (through May 9, 2002)...................   1.32    1.09    3,244     0.85    0.70    3,958

     On May 9, 2002, the closing price of our common shares on the Toronto Stock Exchange was Cdn$1.10 per share and on the American Stock Exchange was US$0.71 per share.

                            DETAILS OF THE OFFERING

     This offering consists of 34,000,000 units (39,100,000 units if the underwriters' over-allotment option is exercised in full), each unit consisting of one of our common shares and one common share purchase warrant. Each warrant will entitle the holder to purchase one of our common shares subject to the terms described below.

     The underwriters are offering the units concurrently in Canada and the United States. For units sold in the United States, the purchase price for the units is payable in U.S. dollars. For units sold in Canada, the purchase price for the units is payable in Canadian dollars at the Canadian dollar equivalent of the U.S. dollar offering price per unit based on a prevailing U.S.-Canadian dollar exchange rate as of the date of the pricing of this offering.

COMMON SHARES

     For a description of the attributes of the common shares to be issued in this offering, see "Description of Share Capital -- Common Shares".

WARRANTS

     The warrants will be issued in registered form under, and be governed by, an indenture to be dated as of May 9, 2002 between us and Computershare Trust Company of Canada, as trustee thereunder. We refer to the indenture governing the warrants as the "Warrant Indenture", and the trustee under the Warrant Indenture as the "Warrant Trustee". We have appointed the principal transfer office of Computershare Trust Company of Canada in Toronto as the location at which warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Warrant Indenture.

     Each warrant will entitle the holder to purchase one of our common shares at an exercise price of US$0.90 per share. The exercise price and/or the number of common shares issuable upon exercise are subject to adjustment in certain circumstances as more fully described below. Warrants will be exercisable at any time prior to 5:00 p.m. (Toronto time) on November 14, 2003, after which the warrants will expire and become null and void. Under the Warrant Indenture, we will be entitled to purchase in the market, by private contract or otherwise, all or any of the warrants then outstanding, and any warrants so purchased will be cancelled.

     The exercise price for the warrants is payable in U.S. dollars. However, warrant holders may elect to pay the exercise price in Canadian dollars. In such an event, the warrant exercise price payable shall be the Canadian dollar equivalent of the warrant exercise price payable in U.S. dollars as calculated using the Bank of Canada noon (Toronto time) exchange rate, or if such exchange rate is not quoted or published by the Bank of Canada, such other exchange rate as may be reasonably determined by us, on the business day immediately preceding the relevant exercise date, rounded to the nearest tenth of a cent, and subject to confirmation by us within two business days.

     The Warrant Indenture will provide for adjustment in the number of our common shares issuable upon the exercise of the warrants in a number of circumstances, including:

     - the issuance of common shares or securities exchangeable for or convertible into common shares to all or substantially all the holders of our common shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the Warrant Indenture, or a distribution of common shares upon the exercise of the warrants or pursuant to the exercise of directors, officers or employee stock options granted under our stock option plans);

     - the subdivision, redivision or change of our common shares into a greater number of shares;

     - the reduction, combination or consolidation of our common shares into a lesser number of shares;

     - the issuance to all or substantially all of the holders of our common shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase common shares, or securities exchangeable for or convertible into common shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for the common shares on such record date; and

     - the issuance or distribution to all or substantially all of the holders of our common shares of shares of any class other than our common shares, evidences of indebtedness or any property or other assets.

     The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications of our common shares; (2) consolidations, amalgamations, plans of arrangement or mergers of our company with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of our common shares or a change of our common shares into other shares); or (3) the transfer (other than to one of our subsidiaries) of our undertakings or assets as an entirety or substantially as an entirety to another corporation or other entity.

     No adjustment in the exercise price or the number of common shares issuable upon the exercise of the warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of common shares purchasable upon exercise by at least one one-hundredth of a share.

     We will also covenant in the Warrant Indenture that, during the period in which the warrants are exercisable, we will give public notice of certain stated events, including events that would result in an adjustment to the exercise price for the warrants or the number of shares issuable upon exercise of the warrants, at least 21 days prior to the record date or effective date, as the case may be, of such event.

     No fractional common shares will be issuable upon the exercise of any warrants and no cash or other consideration will be paid in lieu of fractional shares. Holders of warrants will not have any voting or pre-emptive rights or any other rights which a holder of common shares would have.

     From time to time, we and the Warrant Trustee, without the consent of the holders of warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the warrants may only be made by "extraordinary resolution", which will be defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of warrants at which there are holders of warrants present in person or represented by proxy representing at least 25% of the aggregate number of securities which may be acquired upon the exercise of all the then outstanding warrants and passed by the affirmative vote of holders of warrants representing not less than 66 2/3% of the aggregate number of securities which may be acquired upon the exercise of all the then outstanding warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by instruments in writing signed by the holders of warrants representing not less than 66 2/3% of the aggregate number of securities which may be acquired upon the exercise of all the then outstanding warrants.

                               LEGAL PROCEEDINGS

     We are currently subject to a number of third party claims which we believe are routine in and incidental to the normal course of our business. In addition, two of our wholly-owned subsidiaries, Echo Bay Exploration Inc. and Echo Bay Management Corporation, are currently subject to legal proceedings. For purposes of this discussion, we refer to Echo Bay Exploration Inc. and Echo Bay Management Corporation together as the "Echo Bay Subsidiaries".

     In September 1992, Summa Corporation commenced a lawsuit against the Echo Bay Subsidiaries alleging improper deductions in the calculation of royalties payable over several years of production at

McCoy/Cove and another mine, which is no longer in operation. The matter was tried in the Nevada State Court in April 1997, with Summa Corporation claiming more than US$13.0 million in damages, and, in September 1997, judgment was rendered for the Echo Bay Subsidiaries. The decision was appealed by Summa Corporation to the Supreme Court of Nevada, which in April 2000 reversed the decision of the trial court and remanded the case back to the trial court for "a calculation of the appropriate [royalties] in a manner not inconsistent with this order." The case was decided by a panel comprised of three of the seven Justices of the Supreme Court of Nevada and the Echo Bay Subsidiaries petitioned that panel for a rehearing. The petition was denied by the three member panel on May 15, 2000 and remanded to the lower court for consideration of other defenses and arguments put forth by the Echo Bay Subsidiaries. The Echo Bay Subsidiaries filed a petition for a hearing before the full Supreme Court and on December 22, 2000, that Court recalled its previous decision. Both the Echo Bay Subsidiaries and their counsel believe that grounds exist to modify or reverse the decision. We have US$1.5 million accrued related to this litigation. If the appellate reversal of the trial decision is maintained and the trial court, on remand, were to dismiss all of the Echo Bay Subsidiaries' defenses, the royalty calculation at McCoy/Cove would change and additional royalties would be payable. Neither we, nor counsel to the Echo Bay Subsidiaries, believe it is possible to quantify the precise amount of liability pursuant to a revised royalty calculation.

     In November, 2001, two of our former employees brought a claim against us pursuant to the Class Proceedings Act (British Columbia) as a result of the temporary suspension of operations at our Lupin mine in the spring of 1998 and the layoff of employees at that time. We do not know at this time the amount being claimed by the former employees nor whether the claim is appropriate for certification as a class action. Additional information is required in order for our legal counsel to complete its analysis and assessment of this claim.

     While the outcome of any particular claim is not certain, we believe we have substantive defenses and intend to vigorously defend all claims.

                     U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material U.S. Federal income tax consequences regarding the acquisition, ownership and disposition of our common shares, warrants and any common shares received in connection with the exercise of the warrants. This summary applies to you only if you acquire common shares or warrants in the initial offering, hold such common shares (including common shares received in connection with the exercise of the warrants) or warrants as a capital asset (that is, for investment purposes) and are eligible for benefits under the income tax convention between the U.S. and Canada signed on September 26, 1980, as amended, currently in force, which we refer to in this prospectus supplement as the "Treaty". This summary is based upon current U.S. Federal income tax law and the Treaty, as in effect on the date of this prospectus supplement. Changes in the laws may alter the tax treatment of our common shares and warrants, possibly with retroactive effect.

     This summary is general in nature and does not address the effects of any state, local, foreign or other tax laws. In addition, it does not address all tax consequences that may be relevant to you in your particular circumstances, nor does it apply to you if you are a holder with a special status, such as:

     - a person that owns, or is treated as owning, 5% or more of our voting shares;

     -  a dealer in securities or currencies;

     - a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

     - a bank, mutual fund, life insurance company or other financial institution;

     -  a tax-exempt organization;

     - a person that holds our common shares or warrants as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes;

     -  an S corporation or small business investment company;

     - a person whose functional currency for tax purposes is not the U.S. dollar; and

     -  a person liable for alternative minimum tax.

     YOU SHOULD CONSULT YOUR OWN ADVISOR REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES AND WARRANTS IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

ALLOCATION OF PURCHASE PRICE BETWEEN THE COMMON SHARES AND THE WARRANTS

     For U.S. Federal income tax purposes, your acquisition of a unit will be treated as an acquisition of a unit consisting of two components -- a common share and warrants to purchase common shares. The purchase price for each unit will be allocated between those components in proportion to their respective fair market values at the time of purchase, and such allocation will establish your initial tax basis in the common share and the warrants that comprise each unit. We will report the fair market value of each common share as US$0.6375 and each warrant as US$0.0625. You will be bound by this allocation unless you explicitly disclose (on a statement attached to your timely filed U.S. Federal income tax return for the year that includes the acquisition date of the unit) that your allocation of the unit's purchase price between the common share and the warrants is different from our allocation. The Internal Revenue Service, or the IRS, however, is not bound by this allocation and, therefore, there can be no assurance that the IRS or a court will respect such allocation.

U.S. HOLDERS

     The following discussion applies to you if you are a "U.S. Holder". For purposes of this discussion, a "U.S. Holder" means a beneficial owner of a common share or warrant that is, for U.S. Federal income tax purposes:

     -  an individual citizen or resident of the United States;

     - a corporation, or other entity treated as a corporation for U.S. Federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

     - an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or

     - a trust (a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more U.S. persons have the authority to control.

     If a partnership holds common shares or warrants, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding common shares or warrants should consult their tax advisors.

  DISTRIBUTIONS

     Subject to the discussion found under "-- Passive Foreign Investment Company" below, the gross amount of any distribution (other than in liquidation) generally will be treated as a foreign source dividend taxable as ordinary income to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. Federal income tax purposes, and generally will be "passive income" for U.S. foreign tax credit purposes. A distribution on the common shares made by us in excess of our current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of such U.S. Holder's adjusted tax basis in such common shares and, to the extent in excess of adjusted basis, as capital gain. See "-- Sale or Other Disposition of Shares" below. Because we are not a U.S. corporation, no dividends-received deduction will be allowed with respect to dividends paid by us.

     As described below under "Canadian Federal Income Tax
Considerations -- Taxation of Dividends", Canada currently imposes withholding tax on distributions at a rate of 15%. U.S. Holders generally will have the option of claiming the amount of any Canadian income taxes withheld either as a deduction from their gross income or as a dollar-for-dollar credit against their U.S. Federal income tax liability, subject to numerous complex limitations and restrictions which must be determined and applied on an individual basis by each shareholder. Accordingly, you should consult your own tax advisor concerning these rules in your particular circumstances.

     Any dividends on the common shares are expected to be made by us in Canadian dollars and, in such case, will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividend regardless of whether the payment is in fact converted into U.S. dollars. If dividends paid in Canadian dollars are converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. However, you generally will be required to recognize foreign currency gain or loss, taxable as ordinary income or loss, if you convert such Canadian dollars into U.S. dollars at a later time. Such foreign exchange gain or loss will generally be based upon the difference between the exchange rate in effect when the Canadian dollars are actually converted and the "spot" exchange rate in effect at the time the dividend is taken into account.

  REDEMPTION OF COMMON SHARES

     Subject to the discussion found under "-- Passive Foreign Investment Company" below, you will generally recognize capital gain or loss on our redemption of common shares if the redemption meets at least one of the following requirements:

     - the redemption is not essentially equivalent to a dividend as determined for U.S. Federal income tax purposes;

     - the redemption results in a complete termination of your interest in our share capital; or

     - the redemption is substantially disproportionate with respect to your holding of our share capital as determined for U.S. Federal income tax purposes.

     If the redemption satisfies any of these requirements, such capital gain or loss will generally be equal to the difference between the U.S. dollar value of the amount you receive on the redemption and your tax basis in the common shares redeemed. The capital gain or loss will be long-term if your holding period for the common shares is more than one year. In determining whether any of the above requirements apply, common shares considered to be owned by you as a result of certain constructive ownership and attribution rules, such as a result of any warrants you may own, must be taken into account. It might be more difficult for you to satisfy any of the above requirements if you own, actually or constructively by operation of such rules, any common shares after the redemption.

     If the redemption does not satisfy any of the above requirements, the entire amount received will be treated as a distribution taxable as described in "-- Distributions" above. In that case, your tax basis in the common shares redeemed will be allocated to your remaining common shares, if any, or possibly to common shares owned by you constructively if you do not continue directly to own any common shares.

  SALE OR OTHER DISPOSITIONS OF COMMON SHARES

     Subject to the discussion found under "-- Passive Foreign Investment Company" below, in general, if you sell or otherwise dispose of common shares in a taxable disposition:

     - you will recognize gain or loss equal to the difference (if any) between:

       - the U.S. dollar value of the amount realized on such sale or other taxable disposition; and

       -  your adjusted tax basis in such common shares;

     - any gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for the common shares is more than one year at the time of such sale or other taxable disposition;

     - any gain or loss will generally be treated as U.S. source income for U.S. foreign tax credit purposes;

     - additional preferential tax treatment may be available if you dispose of common shares held for more than five years; and

     - your ability to deduct capital losses (if any) is subject to limitations.

     If you are a cash basis taxpayer who receives foreign currency, such as Canadian dollars, in connection with a sale or other taxable disposition of common shares, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such common shares, as determined on the settlement date of such sale or other taxable disposition.

     If you are an accrual basis taxpayer, you may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of common shares, provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If you are an accrual basis taxpayer and do not elect to be treated as a cash basis taxpayer (pursuant to the U.S. Treasury Regulations applicable to foreign currency transactions) for this purpose, you might have a foreign currency gain or loss for U.S. Federal income tax purposes because of differences between the U.S. dollar value of the foreign currency received prevailing on the date of the sale or other taxable disposition of our common shares and the date of payment. Any such currency gain or loss generally will be treated as ordinary income or loss and would be in addition to gain or loss, if any, that you recognized on the sale or other taxable disposition of common shares.

  PASSIVE FOREIGN INVESTMENT COMPANY

     U.S. Holders (who are not tax-exempt) would be subject to a special, adverse tax regime (that would differ in certain respects from that described above) if we were or were to become a passive foreign investment company for U.S. Federal income tax purposes. Although the determination of whether a corporation is a passive foreign investment company is made annually, and thus may be subject to change, we do not believe that we are, nor do we expect to become, a passive foreign investment company. Notwithstanding the foregoing, we urge you to consult your own U.S. tax advisor regarding the adverse U.S. Federal income tax consequences of owning the stock (or an option to acquire stock) of a passive foreign investment company and of making certain elections designed to lessen those adverse consequences.

  TAX TREATMENT OF THE WARRANTS

     EXERCISE OF WARRANTS. No gain or loss will be recognized for U.S. Federal income tax purposes by U.S. Holders of the warrants upon the exercise thereof in exchange for common shares (except if cash is received in lieu of the issuance of fractional common shares). A holder's tax basis in the common shares received on exercise of warrants will equal the sum of its tax basis in the warrants (which in the case of an initial holder, will equal the portion of the purchase price of the unit allocated to the warrant, as described above) plus the exercise price paid on the exercise thereof. The holding period of the common shares received on the exercise of the warrants generally will not include the holding period of the warrants.

     SALE OR EXCHANGE. Subject to the discussion found under "-- Passive Foreign Investment Company" above and except as otherwise provided herein, the sale or exchange of a warrant generally will result in the recognition of capital gain or loss to the U.S. Holder in an amount equal to the difference between the amount realized on such sale or exchange and the U.S. Holder's adjusted tax basis in the warrant. The adjusted tax basis in the warrant generally will equal the portion of the issue price for the unit properly allocable to the warrant.

     EXPIRATION. Upon the expiration of a warrant, a U.S. Holder will recognize a loss equal to its adjusted tax basis in the warrant. The loss generally will be a capital loss provided that the common shares issuable upon exercise of the warrants would have been capital assets if acquired by the U.S. Holder of common shares.

     ADJUSTMENT. Adjustments to the number of common shares issuable upon exercise of the warrants or to the exercise price of the warrants pursuant to the anti-dilution provisions for the warrants, as more fully described under "Details of the Offering -- Warrants", may result in a taxable deemed distribution to the holders of warrants pursuant to Section 305 of the Internal Revenue Code of 1986, as amended, if such change has the effect of increasing the holder's proportionate interest in our earnings and profits or assets. In general, anti-dilution adjustments are not treated as resulting in deemed distributions. However, if, for example, the adjustment were considered an adjustment to compensate for taxable cash or property distribution to other shareholders, a taxable deemed distribution could result.

  INFORMATION REPORTING AND BACKUP WITHHOLDING

     Dividends on common shares and payments of the proceeds from a sale or other disposition of common shares or warrants, paid within the U.S. or through certain U.S.-related financial intermediaries, are subject to information reporting and may be subject to backup withholding at a rate of up to 31% unless you:

     -  are a corporation or other exempt recipient; or

     - provide a taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

     Amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. Federal income tax liability, provided the required information is furnished to the IRS.

NON-U.S. HOLDERS

     The following summary applies to you if you are a non-U.S. Holder. A non-U.S. Holder is a beneficial owner of common shares that is not a U.S. Holder.

  DISTRIBUTIONS

     In general, you will not be subject to U.S. Federal income tax or withholding tax on dividends received from us with respect to common shares, unless such income is effectively connected with your conduct of a trade or business in the United States or such income is attributable to a permanent establishment or fixed base you maintain in the United States.

  SALE OR OTHER DISPOSITION OF COMMON SHARES OR WARRANTS

     In general, you will not be subject to U.S. Federal income tax on any gain realized upon the sale or other disposition of the common shares or warrants unless:

     - such gain is effectively connected with your conduct of a U.S. trade or business or attributable to a permanent establishment or fixed base you maintain in the United States; or

     - you are an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other requirements are met.

  INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, you will not be subject to information reporting and backup withholding on dividend distributions made by us. Nevertheless, you might be required to establish an exemption from information reporting and backup withholding by certifying your non-U.S. status on Form W-8BEN. Failure to provide such certification could result in backup withholding at a rate of up to 31%. Amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. Federal income tax liability, provided the required information is furnished to the IRS.

     The proceeds of the sale, exchange or other disposition of common shares or warrants effected through a foreign office of certain brokers will be subject to information reporting, but are not generally subject to backup withholding. Reporting requirements apply if the broker is:

     -  a U.S. person;

     -  a controlled foreign corporation;

     - a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a U.S. trade or business;

     -  a foreign partnership with certain connections to the United States; or

     -  a U.S. branch of a foreign bank or foreign insurance company.

                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material Canadian federal income tax considerations generally applicable to a person who acquires common shares and warrants offered by this prospectus and who, at all relevant times, is a "U.S. Holder". For purposes of this discussion, a U.S. Holder is a person that:

     - is not a resident and is not deemed to be a resident of Canada, and is a resident of the United States, for purposes of the Income Tax Act (Canada) and the Canada-United States Income Tax Convention, 1980 ;

     - holds our common shares and warrants as capital property for purposes of the Income Tax Act (Canada);

     - deals at arm's length with us and is not affiliated with us within the meaning of the Income Tax Act (Canada);

     - does not use or hold, and is not deemed to use or hold, our common shares in connection with carrying on a business in Canada for purposes of the Income Tax Act (Canada);

     - does not have a permanent establishment or fixed base in Canada for purposes of the Canada-United States Income Tax Convention, 1980 ; and

     - does not own and is not treated as owning, 10% or more of our outstanding voting shares for purposes of the Canada-United States Income Tax Convention, 1980.

     Generally, our common shares and warrants will be considered to constitute capital property to a holder provided that the holder does not hold the common shares in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.

     Special rules, which we do not address in this discussion, may apply to a U.S. Holder that is (a) an insurer that carries on an insurance business in Canada and elsewhere or (b) a financial institution subject to special provisions of the Income Tax Act (Canada) applicable to gain or loss arising from mark-to-market property.

     This discussion is based on the current provisions of the Canada-United States Income Tax Convention, 1980, the Income Tax Act (Canada) and the regulations thereunder, all specific proposals to amend the Income Tax Act (Canada) and regulations announced by the Minister of Finance (Canada) before the date of this prospectus and counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency. This discussion is not exhaustive of all potential Canadian tax consequences to a U.S. Holder and does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or foreign jurisdiction.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES AND WARRANTS IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

TAXATION OF DIVIDENDS

     Dividends paid or credited or deemed to be paid or credited on common shares owned by a U.S. Holder will be subject to Canadian withholding tax under the Income Tax Act (Canada) at a rate of 25% on the gross amount of the dividends. The rate of withholding tax generally is reduced under the Canada-United States Income Tax Convention, 1980 to 15% where the U.S. Holder is the beneficial owner of the dividends. Under the Canada-United States Income Tax Convention, 1980, dividends paid to religious, scientific, charitable and certain other tax exempt organizations and pension organizations that are resident and exempt from tax in the United States, other than such dividends that constitute income from carrying on a trade or business, will generally not be subject to this Canadian withholding tax, provided such entities comply with the administrative procedures specified in the Canada-United States Income Tax Convention, 1980.

TAXATION OF CAPITAL GAINS

     A gain realized by a U.S. Holder on a sale, disposition or deemed disposition of our common shares or warrants generally will not be subject to tax under the Income Tax Act (Canada) unless the common shares or warrants constitute taxable Canadian property within the meaning of the Income Tax Act (Canada) at the time of the sale, disposition or deemed disposition. Our common shares generally will not be taxable Canadian property provided that (a) they are listed on a prescribed share exchange (which includes the American Stock Exchange and the Toronto Stock Exchange) and (b) at no time during the five-year period immediately preceding the sale, disposition or deemed disposition, did the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder acting together with those persons, own or have an interest in or a right to acquire 25% or more of the issued shares of any class or series of our shares. The warrants generally will not be taxable Canadian property provided that our common shares are not taxable Canadian property. A deemed disposition of common shares and warrants will occur on the death of a U.S. Holder.

                              PLAN OF DISTRIBUTION

     Pursuant to the Canadian underwriting agreement dated May 9, 2002 between us and BMO Nesbitt Burns Inc. and National Bank Financial Inc., the Canadian underwriters, and the U.S. underwriting agreement dated May 9, 2002 between us and BMO Nesbitt Burns Corp. and NBC International (USA), Inc., the U.S. underwriters, the Canadian underwriters and U.S. underwriters have agreed to underwrite the sale of an aggregate of 34,000,000 units in Canada and the United States.

     Subject to the terms of the Canadian underwriting agreement, we have agreed to issue and sell and the Canadian underwriters have agreed to purchase on or about May 17, 2002, or such other date as may be agreed upon, 29,600,000 units offered at a price of Cdn$1.098 per unit for a total consideration of Cdn$32,500,000 payable in cash against delivery of certificates for the common shares and warrants comprising the units. The price of the units was determined by negotiation between us and the underwriters. The price per unit to be paid by the Canadian underwriters will be paid in Canadian dollars at the Canadian dollar equivalent to the U.S. dollar offering price based on the prevailing U.S.-Canadian dollar exchange rate as of the date of the pricing of this offering. The Canadian underwriting agreement provides for us to pay the Canadian underwriters a fee of Cdn$0.0549 per unit (including for units distributed pursuant to the underwriters' over-allotment option), which will be paid out of our general funds.

     The obligations of the Canadian underwriters under the Canadian underwriting agreement may be terminated at their discretion upon the occurrence of certain stated events. The Canadian underwriters are, however, obligated to take up and pay for all the units if any of the units are purchased under the Canadian underwriting agreement, other than those units covered by the underwriters' over-allotment option described below. The Canadian underwriting agreement also provides that we will indemnify the Canadian underwriters against certain liabilities and expenses, including liabilities under applicable securities legislation, or will contribute to payments that the Canadian underwriters may be required to make in respect thereof.

     Subject to the terms of the U.S. underwriting agreement, we have agreed to issue and sell and the U.S. underwriters have agreed to purchase on or about May 17, 2002, or such other date as may be agreed upon, 4,400,000 units offered hereby at a price of US$0.70 per unit for a total consideration of US$3,080,000 payable in cash against delivery of certificates for the common shares and warrants comprising the units. The U.S. underwriting agreement provides for us to pay the U.S. underwriters a fee of US$0.035 per unit (including for units distributed pursuant to the underwriters' over-allotment option), which will be paid out of our general funds.

     The obligations of the U.S. underwriters under the U.S. underwriting agreement may be terminated at their discretion upon the occurrence of certain stated events. The U.S. underwriters are, however, obligated to take up and pay for all the units if any of the units are purchased under the U.S. underwriting agreement, other than those units covered by the underwriters' over-allotment option described below. The U.S. underwriting agreement also provides that we will indemnify the U.S. underwriters against certain liabilities and expenses, including liabilities under the Securities Act, or will contribute to payments that the U.S. underwriters may be required to make in respect thereof.

     Under each of the Canadian underwriting agreement and the U.S. underwriting agreement, the underwriters will not be required to purchase any units unless all the units are simultaneously sold under both underwriting agreements. Additionally, the underwriters have entered into an agreement among themselves which permits, subject to the terms and conditions set forth in such agreement, one group of underwriters to purchase from the other group of underwriters and offer for resale such units as the selling group of underwriters may from time to time offer to sell to the purchasing group of underwriters. The price and currency of settlement of any units so purchased will be determined by agreement between the selling and purchasing groups of underwriters at the time of any such transaction. Any such units purchased by the U.S. underwriters will be offered on the terms set forth in this prospectus supplement.

     Pursuant to policy statements of the Ontario Securities Commission, the Canadian underwriters may not, throughout the period of distribution under this prospectus supplement, bid for or purchase common shares or warrants. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the by-laws and rules of the Toronto Stock Exchange relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the common shares or the warrants. In connection with this offering, the Canadian underwriters may over-allot or effect transactions, which stabilize or maintain the market price of the common shares or the warrants at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

     The U.S. underwriters have advised us that, pursuant to Regulation M under the Securities Act, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common shares or warrants at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of common shares or warrants on behalf of the U.S. underwriters for the purpose of fixing or maintaining the price of common shares or warrants. A "penalty bid" is an arrangement permitting the U.S. underwriters to claim the selling concession otherwise accruing to a U.S. underwriter or syndicate member in connection with the offering if the common shares and warrants originally sold by that U.S. underwriter or syndicate member is purchased by the syndicate in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The U.S. underwriters have advised us that stabilizing bids and open market purchases may be effected on the American Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     We expect that delivery of the units will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which is the sixth business day following the date hereof (this settlement cycle being referred to as "T+6"). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade units on the date hereof or the next three succeeding business days will be required, by virtue of the fact that the units will settle in T+6, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor. Purchasers will not be able to trade common shares or warrants that comprise the units on the Toronto Stock Exchange or the American Stock Exchange until delivery of the units will be made, and should therefore consult their own advisor regarding secondary trading during the period prior to closing of this offering.

     It is expected that certificates representing the common shares and warrants comprising the units will be available for delivery to investors at the closing of this offering.

     Each of the Toronto Stock Exchange and the American Stock Exchange has conditionally approved the listing of the warrants. Listing on these exchanges, however, is subject to us fulfilling all of the listing requirements of the Toronto Stock Exchange, on or before July 26, 2002, and all of the listing requirements of the American Stock Exchange, respectively, including, with respect to both exchanges, in the case of the warrants, distribution of the warrants to a minimum number of public holders.

     We have granted an option to the underwriters to purchase an additional 5,100,000 units at the Price to Public as set forth on the cover page of this prospectus supplement, less the underwriters' fee, exercisable until the 30th day following closing of this offering to cover over-allotments. We will be obligated, pursuant to the underwriters' option, to sell these additional units to the underwriters to the extent the underwriters' option is exercised. If any additional units are purchased, the underwriters will offer the additional units on the same terms as those being offered hereby.

     In connection with the completion of this offering, the underwriters have entered into a lock-up agreement with Newmont Canada, our principal shareholder. Under the lock-up agreement, Newmont Canada has agreed, subject to customary exceptions, not to sell any of its common shares, or exercise any registration rights it has with respect to our common shares, until 90 days following the closing of the offering without the prior written consent of the underwriters. This consent may be given at any time without public notice. Newmont Canada is the holder of 244,994,150 common shares representing approximately 48.8% of our common shares outstanding before giving effect to the offering. The underwriters have not entered into lock-up agreements with any of our other shareholders.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the report of Ernst & Young LLP, independent chartered accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the units offered hereby will be passed upon by Fraser Milner Casgrain LLP, Edmonton, Alberta and Cravath, Swaine & Moore, New York, New York. The underwriters have been represented by Stikeman Elliot, Toronto, Ontario and Dorsey & Whitney LLP, Toronto, Ontario.

PROSPECTUS

                                  $200,000,000

                              ECHO BAY MINES LTD.
                                DEBT SECURITIES
                                   GUARANTEES
                                 COMMON SHARES
                                    WARRANTS

                            ECHO BAY RESOURCES INC.
                           GUARANTEED DEBT SECURITIES
                           GUARANTEED PREFERRED STOCK

    Echo Bay Mines Ltd. (the "Company" or "Echo Bay") may offer from time to time (i) debt securities ("Debt Securities"), consisting of debentures, notes, bonds and/or other unsecured evidences of indebtedness in one or more series,
(ii) full, unconditional and irrevocable guarantees ("Guarantees") of Debt Securities and shares of guaranteed preferred stock ("Preferred Stock") issued by Echo Bay Resources Inc. ("EBR"), a wholly-owned subsidiary of the Company,
(iii) shares of the Company's common stock, without par value ("Common Shares"), or (iv) warrants to purchase Debt Securities, Preferred Stock or Common Shares. EBR may offer from time to time guaranteed Debt Securities, consisting of debentures, notes or other unsecured evidences of indebtedness in one or more series and guaranteed Preferred Stock in one or more series, each guaranteed by the Company. The foregoing securities are collectively referred to as the "Securities". Any Securities may be offered with other Securities or separately (except for Guarantees which may only be offered with Debt Securities or Preferred Stock of EBR). The Securities will be offered at an aggregate initial offering price not to exceed US $200,000,000 or the equivalent (based on the applicable exchange rate at the time of sale), if Debt Securities of the Company or EBR are issued in principal amounts denominated in one or more foreign currencies or currency units as shall be designated by the Company or EBR, as the case may be, at prices and on terms to be determined at the time of sale.

    SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE SECURITIES.

    This Prospectus will be supplemented by one or more accompanying Prospectus Supplements, which will set forth with regard to the particular Securities in respect of which this Prospectus is being delivered (i) in the case of Debt Securities, the Issuer (which may be the Company or EBR); title; aggregate principal amount; currency of denomination (which may be in US dollars, in any other currency, currencies or currency unit, including the European Currency
Unit); maturity; interest rate, if any (which may be fixed or variable), or method of calculation thereof; time of payment of any interest; form of payment of any interest whether in the form of cash, additional Debt Securities, Common Shares or some combination thereof; any terms for redemption at the option of the Company, EBR or the holder; any terms for sinking fund payments; any index or other method used to determine the amounts payable; the ranking of such Debt Securities (whether senior, senior subordinated or subordinated); any conversion or exchange rights, at the option of the Company, EBR or the holder; any listing on a securities exchange; whether such Debt Securities will be guaranteed by the Company; the initial public offering price and any other terms in connection with the offering and sale of such Debt Securities; (ii) in the case of Common Shares, the number of Common Shares and the terms of the offering thereof; (iii) in the case of Preferred Stock, the designation, aggregate principal amount, and stated value and liquidation preference per share; the initial public offering price; dividend rate (or method of calculation); dates on which dividends shall be payable and dates from which dividends shall accrue; any redemption or sinking fund provisions; any conversion or exchange rights; any listing of the Preferred Stock on a securities exchange; and any other terms in connection with the offering and sale of such Preferred Stock; and (iv) in the case of Warrants, the number and terms thereof, the designation and the number of Securities issuable and/or cash consideration payable upon their exercise; the exercise price; any listing of the Warrants or the underlying Securities on a securities exchange and any other terms in connection with the offering, sale and exercise of the Warrants. The Prospectus Supplement will also contain information, as applicable, about certain United States and Canadian Federal income tax considerations relating to the Securities in respect of which this Prospectus is being delivered.

    The Company's Common Shares are listed on the American Stock Exchange (Symbol: "ECO") and The Toronto Stock Exchange (Symbol: "ECO"). Any Common Shares offered will be listed, subject to notice of issuance, on such exchanges.

    The Company and EBR may sell securities to or through one or more underwriters, and may also sell Securities directly to other purchasers or through agents. See "Plan of Distribution." Each Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, and any applicable fee, commission or discount arrangements with them.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

               The date of this Prospectus is February 11, 1998.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Available Information.......................................    2
Enforcement of Certain Civil Liabilities....................    3
Incorporation of Certain Documents by Reference.............    3
Canadian Prospectuses.......................................    4
The Company.................................................    5
Echo Bay Resources..........................................    6
Risk Factors................................................    7
Use of Proceeds.............................................   16
Ratio of Earnings to Fixed Charges and Earnings to Fixed
  Charges and Preferred Stock Dividends.....................   16
Description of Debt Securities and Guarantees...............   18
Description of EBR Preferred Stock..........................   31
Description of Echo Bay Share Capital.......................   34
Description of Warrants.....................................   35
Plan of Distribution........................................   36
Experts.....................................................   37
Legal Matters...............................................   37

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Company is currently subject to the periodic reporting and other informational requirements of the Exchange Act. Such reports and other information may be inspected and copied at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Offices: 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements, and other information. The Company's Common Shares are listed on the American Stock Exchange (the "AMEX"). Reports proxy and information statements and other information relating to the Company can be inspected at the offices of the AMEX at 86 Trinity Place, New York, New York 10006.

     EBR is a wholly-owned subsidiary of the Company. It currently is not independently subject to the information requirements of the Exchange Act. EBR expects to receive a conditional exemption pursuant to Section 12(h) of the Exchange Act from the informational requirements of such Act and anticipates that no independent reports concerning EBR will be sent to holders of Debt Securities or Preferred Stock issued by EBR.

     The Company and EBR have filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the securities covered by this Prospectus. This Prospectus, which forms part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company, EBR and such securities, reference is hereby made to such Registration Statement, including the exhibits filed therewith. The Registration Statement and the exhibits thereto can be obtained by mail from or inspected and copied at the public reference facilities maintained by the Commission as provided above.

                    ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

     The Company is a Canadian corporation and certain of its directors and officers, as well as certain of the experts named herein, are neither citizens nor residents of the United States. A substantial part of the assets of several of such persons and of the Company are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to enforce against them or the Company within the United States judgment of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. Milner Fenerty, Canadian counsel to the Company, has advised the Company that there is doubt as to the enforceability against such persons and the Company in Canada, in original actions or in actions to enforce judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus:

     (1) Annual Report on Form 10-K for the year ended December 31, 1996, as amended;

     (2)  Quarterly Report on Form 10-Q for the period ended March 31, 1997;

     (3)  Quarterly Report on Form 10-Q for the period ended June 30, 1997;

     (4) Quarterly Report on Form 10-Q for the period ended September 30, 1997, as amended;

     (5)  Current Report on Form 8-K, dated January 15, 1997;

     (6)  Current Report on Form 8-K, dated March 6, 1997;

     (7)  Current Report on Form 8-K, dated March 26, 1997;

     (8)  Current Report on Form 8-K, dated March 31, 1997;

     (9)  Current Report on Form 8-K, dated April 17, 1997;

     (10) Current Report on Form 8-K, dated April 25, 1997;

     (11) Current Report on Form 8-K, dated November 6, 1997;

     (12) Current Report on Form 8-K, dated January 6, 1998;

     (13) Registration Statement on Form 8-A (File No. 1-8542), dated September 12, 1994, relating to the Company's Shareholder Rights Plan;

     (14) The description of the Common Shares contained in the Company's Registration Statement on Form 8-A (File No. 1-8542) dated August 2, 1983; and

     (15) The Company's Proxy Circular dated March 31, 1997 for its Annual and Special Meeting of Shareholders held on May 14, 1997.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the oral or written request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the Secretary, Echo Bay Mines Ltd., 6400 South Fiddlers Green Circle, Suite 1000, Englewood, Colorado 80111-4957, telephone (303) 714-8600, facsimile: (303) 714-8999.

                             CANADIAN PROSPECTUSES

     The Company has filed with Canadian securities regulatory authorities a shelf prospectus relating to the potential offering in Canada of up to 10,000,000 common shares (including the Common Shares offered hereunder) and a shelf prospectus relating to the potential offering in Canada of debt securities at an aggregate initial offering price of up to US $125,000,000 (including the Debt Securities offered hereunder). Canadian securities laws do not permit the use of an unallocated (as between common shares and debt securities) shelf prospectus.

                                  THE COMPANY

     Echo Bay is a major North American gold mining company with interests in four existing mines, two new gold mines with final stage development deferred pending gold price improvement, and a number of active early and late stage exploration projects. Echo Bay mines, processes and explores for gold, and also produces a significant amount of silver. For the nine months ended September 30, 1997, Echo Bay produced a total of approximately 551,000 ounces of gold and 7,643,000 ounces of silver. For the year 1996, Echo Bay produced a total of approximately 769,000 ounces of gold and 7,100,000 ounces of silver. As of December 31, 1996, Echo Bay reported proven and probable ore reserves of 8,573,000 ounces of gold and 53,858,000 ounces of silver. In addition, Echo Bay has other mineralization at its existing mines consisting of 58.1 million tons at a grade of 0.033 ounces of gold per ton and 1.5 million tons at a grade of
1.36 ounces of silver per ton. For the nine months ended September 30, 1997, Echo Bay achieved revenues of $224.1 and incurred a net loss of $365.0 million, after taking into account a provision of $309.8 million discussed below. For the year 1996, Echo Bay achieved revenues of $337.3 million and incurred a net loss of $176.7 million after taking into account provisions totaling $107.1 million related to the write-off of and provision for the Alaska-Juneau development property and the provision for the McCoy/Cove pit wall stabilization.

RECENT DEVELOPMENTS

     In August 1997, Echo Bay deferred final construction decisions on two planned gold mines, Paredones Amarillos in Mexico and Aquarius in Canada, and has deferred further development of the Ulu satellite deposit, all pending an improvement in gold prices. Echo Bay has continued with the completion of the frozen underground barrier system at Aquarius, and with engineering, acquisition of a mill grinding circuit, permitting and water development work at Paredones Amarillos, in order to permit construction to begin as soon as possible at such time as a final construction decision is made.

     In the third quarter of 1997, Echo Bay conducted a major review of life-of-mine plans for Echo Bay's four producing gold mines, and a complete evaluation of the feasibility studies for Echo Bay's portfolio of development projects, exploration properties and other assets. On completion of this work, Echo Bay assessed the carrying values of all of Echo Bay's assets in light of both short-term and long-term views of precious metals prices. As a result of the review, in the third quarter of 1997, Echo Bay recorded a $309.8 million provision for impaired assets. The provision was comprised of $50.0 million related to the Kingking project in the Philippines, $107.4 million related to Santa Elina's activities in Brazil, $127.0 million related to operating mines including Lupin ($65.0 million), McCoy/Cove ($47.0 million) and Kettle River ($15.0 million), and $25.4 million related to certain share investments, closure and legal costs.

     In January 1998, the Company announced that it was temporarily suspending operations at its Lupin gold mine and reducing operations at its McCoy/Cove mine until the gold price improves significantly. As a result of these actions, the Company's 1998 production targets will be 500,000-520,000 ounces of gold (a reduction of approximately 25%, or 175,000 ounces of gold, from earlier targets) and 7,000,000-8,000,000 ounces of silver. The Company also reduced its corporate headquarters staff by 40%, and will record an estimated $11.2 million charge in the fourth quarter of 1997 in connection with these actions.

     The cash operating costs at the Company's four operating mines averaged $256 per ounce for the first nine months of 1997. Total production costs were $373 per ounce during the same period. Taking into account the above suspension and reduction in operations, 1998 cash operating costs are expected to be approximately $245-255 per ounce of gold produced. In the current low gold price environment, the Company's cost structure has significant implications for the Company's liquidity and flexibility to invest funds in exploration and development. In January 1998, the Company also announced the following additional actions to reduce costs: (i) reduction in budgeted new project expenditures for 1998 from $21 million to $3 million and (ii) reduction in the 1998 exploration budget from $11 million to $6 million. The aggregate effect of these and the other actions set forth above are expected to reduce cash expenditures by approximately $30-35 million from earlier projections. While the Company continues to generate cash flow from operations at current gold prices before taking into account cash exploration and development expenses, the amount of cash flow available for acquisitions, investments, exploration and development is extremely limited.

     The Company's existing credit facilities provide some additional liquidity. At December 31, 1997, the Company had not utilized $109.6 million of the amounts committed thereunder, of which $14 million was actually available for borrowing in view of the credit facility covenant limitations. However, the amounts available for borrowing under the credit facilities vary with precious metals prices, among other factors, and continuation of those prices at current levels could have the effect of reducing or eliminating the Company's capacity to borrow under the credit facilities. The Company and its lenders are in negotiations aimed at restructuring the terms of its credit facilities in order to provide more liquidity than is currently available in the event of a continued period of depressed gold prices. If the Company is not successful in renegotiating these terms and gold prices fall below current levels, the Company will not be eligible for any additional borrowing under the credit facilities after March 31, 1998 and may be required to reduce its outstanding borrowings. The Company believes it is currently in compliance in all respects with the covenants under the credit facility. To remain in compliance throughout 1998 (assuming the credit facilities are not amended), the Company has taken the actions set forth above to reduce its expenses, and may be required to seek additional external financing and to further reduce discretionary spending, absent a substantial improvement in gold prices. There can be no assurance that the Company will be successful in attracting external financing on terms and conditions favorable to it. In the event the Company is unsuccessful in accessing external financing on acceptable terms, it may be required to curtail other discretionary expenditures.

     The Company was incorporated in Canada in 1964. Its executive office is located at 6400 South Fiddlers Green Circle, Suite 1000, Englewood, CO 80111-4957, telephone (303) 714-8600, and its registered office is located at Suite 1210 ManuLife Place, 10180 - 101 Street, Edmonton, Alberta, Canada , T5J 3S4, telephone (780) 496-9002.

                               ECHO BAY RESOURCES

     EBR is a wholly-owned subsidiary of the Company which was incorporated under the laws of the state of Delaware on April 6, 1994. The primary purpose of EBR is to issue guaranteed Debt Securities and guaranteed Preferred Stock and to loan to or invest the proceeds in the Company or its subsidiaries. EBR will be prohibited from issuing any common stock to any person other than the Company and its subsidiaries. EBR does not now, and in the near future does not expect to, lease or own any material facilities or operating property. EBR's principal executive offices are located at 6400 South Fiddlers Green Circle, Suite 1000, Englewood, CO 80111-4957, telephone (303) 714-8600.

     Separate financial statements are not being provided with respect to EBR because EBR is a wholly-owned finance subsidiary of the Company with essentially no independent operations whose obligations in respect of the securities are fully and unconditionally guaranteed by the Company. Under rulings adopted by the Commission, in such instances, separate financial statements of the finance subsidiary are not required to be filed. The Company intends to file with the Commission a request that the Commission refrain from taking action in opposition to this position.

                                  RISK FACTORS

     Purchasers of the Securities being offered hereby should carefully read this entire Prospectus and the documents incorporated by reference herein. Purchasers should consider, among other things, the risk factors set forth below as well as any additional risk factors contained in any Prospectus Supplement delivered herewith.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     Statements that are not historical facts contained or incorporated by reference in this Prospectus and the accompanying Prospectus Supplement are forward-looking statements. Such forward-looking statements include statements regarding targets for gold and silver production, cash operating costs and certain significant expenses, percentage increases and decreases in production from the Company's principal mines, schedules for completion of detailed feasibility studies and initial feasibility studies, potential increases in reserves and production, the timing and scope of future drilling and other exploration activities, expectations regarding receipt of permits and commencement of mining or production, anticipated recovery rates and potential acquisitions or increases in property interests. Factors that could cause actual results to differ materially include, among others, changes in gold, silver and other metals prices, unanticipated grade, geological, metallurgical, processing, access, transportation of supplies, water availability or other problems, results of current exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, success in renegotiating the Company's bank credit facilities, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental permits, force majeure events, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labor disputes, delays in start-up dates, environmental costs and risks, the outcome of acquisition negotiations and general domestic and international economic and political conditions and other factors described in this Prospectus and the accompanying Prospectus Supplement and in the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K filed with the Securities and Exchange Commission. Many of such factors are beyond the Company's ability to control or predict.

     Actual results may differ materially from those projected. Prospective investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this Prospectus that would warrant any modification of any forward-looking statement made in this Prospectus or the accompanying Prospectus Supplement. For a discussion of certain of such risks and uncertainties, see the "Risk Factors" set forth below, those in the accompanying Prospectus Supplement, and the discussions contained in the Company's annual reports on Form l0-K, quarterly reports on Form l0-Q and current reports on Form 8-K filed with the Securities and Exchange Commission. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

RECENT LOSSES

     For the nine months ended September 30, 1997 and the year ended December 31, 1996, Echo Bay incurred net losses of $365.0 million and $176.7 million, respectively. The loss in 1997 included a $309.8 million provision related to the Kingking project ($50.0 million); Santa Elina ($107.4 million); the Lupin ($65.0 million), McCoy/Cove ($47.0 million) and Kettle River ($15.0 million) operating properties; and other items ($25.4 million). Subsequent to September 30, 1997, the Company announced further provisions of $11.2 million related to severance costs. The loss in 1996 included a $77.1 million write-down of and reclamation and closure provision for the Alaska-Juneau development property and a $30.0 million provision for McCoy/Cove pit wall stabilization. During those periods, Echo Bay incurred exploration and development costs of $27.6 million and $63.6 million, respectively. Cash operating costs per ounce of gold increased from $254 in the full year 1996 to $256 in the nine months ended September 30, 1997. Echo Bay expects that it will continue to incur losses in the near future, and that its return to profitability will depend on, among other things, an increase in the price of gold over current prices, the ability to bring into commercial production the projects that have been the subject of Echo Bay's exploration and development program and the profitability of production at existing and new mines. See "Gold and Silver Prices," "Uncertainty of Reserve and Other Mineralization Estimates" and "Estimation of Asset Carrying Values" for additional disclosure with respect to factors which may affect the carrying values of the Company's assets, and the Company's results of operations and financial condition generally.

LIQUIDITY

     The cash operating costs at the Company's four operating mines averaged $256 per ounce for the first nine months of 1997. Total production costs were $373 per ounce during the same period. In the current low gold price environment, the Company's cost structure has significant implications for the Company's liquidity and flexibility to invest funds in exploration and development. While the Company continues to generate cash flow from operations at current gold prices before taking into account cash exploration and development expenses, the amount of cash flow available for acquisitions, investments, exploration and development is very limited. As a result, the Company is carefully monitoring its discretionary spending, though it intends to continue to conduct exploration and development activities consistent with the more focused program described elsewhere in this Prospectus and in the documents incorporated by reference herein.

     The Company's existing credit facilities provide some additional liquidity. At December 31, 1997, the Company had not utilized $109.6 million of the amounts committed thereunder, of which $14 million was actually available for borrowing in view of the credit facility covenant limitations. However, the amounts available for borrowing under the credit facilities vary with precious metals prices, among other factors, and continuation of those prices at current levels could have the effect of reducing or eliminating the Company's capacity to borrow under the credit facilities. The Company and its lenders are in negotiations aimed at restructuring the terms of its credit facilities in order to provide more liquidity than is currently available in the event of a continued period of depressed gold prices. If the Company is not successful in renegotiating these terms and gold prices fall below current levels, the Company will not be eligible for any additional borrowing under the credit facilities after March 31, 1998 and may be required to reduce its outstanding borrowings. The Company believes it is currently in compliance in all respects with covenants under the credit facility. To remain in compliance throughout 1998 (assuming the credit facilities are not amended), the Company has taken certain actions identified under "The Company -- Recent Developments" to reduce its expenses, and may be required to seek additional external financing and to further reduce discretionary spending, absent a substantial improvement in gold prices. There can be no assurance that the Company will be successful in attracting external financing on terms and conditions favorable to it. In the event the Company is unsuccessful in accessing external financing on acceptable terms, it may be required to curtail other discretionary expenditures.

GOLD AND SILVER PRICES

     The profitability of Echo Bay's current operations is directly related and sensitive to the market price of gold and silver, which are currently at depressed levels. Gold, silver and other metal prices fluctuate widely and are affected by numerous factors beyond Echo Bay's control, including global supply and demand, expectations with respect to the rate of inflation, the exchange rates of the dollar and other currencies, interest rates, forward selling by producers, central bank sales and purchases, production and cost levels in major gold-producing regions such as South Africa and the former Soviet Union, global or regional political, economic or financial situations and a number of other factors.

     The current demand for, and supply of, gold and silver affect the prices of such metals, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. Since mine production in any single year constitutes a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or on its price. If gold or silver prices should decline below Echo Bay's cash costs of production at any of its mines and remain at such levels for any sustained period, Echo Bay could determine that it is not economically feasible to continue commercial production at such mines. In January 1998, the Company announced that it would temporarily suspend operations at its Lupin mine and reduce operations at its McCoy/Cove mine pending significant improvement in gold prices. Although Echo Bay has a hedging program in place to reduce the risk associated with gold and silver price volatility, there is no assurance that Echo Bay's hedging strategies will be successful. Furthermore, as discussed below in "Uncertainty of Reserve and Other Mineralization Estimates" and "Estimation of Asset Carrying Value," should the Company experience a prolonged period of depressed gold prices and prepare its reserve calculation and/or life-of-mine plans at significantly lower prices than those used at year-end 1996 or 1997, Echo Bay could experience additional material write-downs of its investment in mining properties.

     The absolute level and volatility of gold and silver prices are illustrated in the following table which sets forth the average of the daily closing prices for gold and silver for the periods indicated:

                                                           YEAR ENDED DECEMBER 31,
                                              -------------------------------------------------
                                              1998(1)   1997   1996   1995   1994   1993   1992
                                              -------   ----   ----   ----   ----   ----   ----
Gold(2) ($ per ounce).......................    291      331    388    384    384    360    344
Silver(3) ($ per ounce).....................   5.94     4.89   5.18   5.19   5.29   4.30   3.94

---------------

(1) For the period from January 1, 1998 to February 4, 1998

(2) On the London Bullion Market

(3) As quoted by Handy and Harman

     As of February 4, 1998, the closing prices for gold and silver were $298 per ounce and $6.93 per ounce, respectively.

ESTIMATION OF ASSET CARRYING VALUES

     Echo Bay periodically undertakes a detailed review of the life-of-mine plans for its four operating properties and an evaluation of the Company's portfolio of development projects, exploration projects and other assets. In light of both the short-term and long-term views of precious metals prices and the results of feasibility and engineering studies, the Company assesses the recoverability of the carrying values of those assets. For operating mines, the carrying values are compared to estimated future net cash flows from existing reserves; for development properties, share investments and other assets, carrying values are compared to estimated net realizable values based on market comparables and quoted market values. For purposes of estimating future cash flows for its producing gold mines and development projects in its 1996 and 1997 reviews, the Company has used price assumptions of $375 per ounce for gold, except that for purposes of the 1997 estimation, a price assumption of $325 per ounce was used for 1998. Actual gold prices for 1996 and 1997 are set forth above at "Gold and Silver Prices." As a result of the 1997 carrying value analysis, in the third quarter of 1997, the Company recorded a $309.8 million provision for impaired assets. Analysis of the components of the write-down follows:

                                         ACQUISITION AND
                              DEFERRED     DEVELOPMENT     PLANT AND    OTHER    CLOSURE AND
PROPERTY                       MINING         COSTS        EQUIPMENT   ASSETS    LEGAL COSTS    TOTAL
--------                      --------   ---------------   ---------   -------   -----------   --------
Operating Mines:
  McCoy/Cove................  $47,000                                                          $ 47,000
  Lupin.....................   17,198       $ 43,435        $4,367                               65,000
  Kettle River..............                  11,220         3,780                               15,000
Development Projects:
  Kingking..................                  46,183           314     $ 3,467                   49,964
  Santa Elina...............                 107,389                                            107,389
Share Investments...........                                            15,641                   15,641
Other.......................                                             2,116      7,690         9,806
                              -------       --------        ------     -------     ------      --------
Total.......................  $64,198       $208,227        $8,461     $21,224     $7,690      $309,800
                              =======       ========        ======     =======     ======      ========

     See Note 7 to the Notes to Interim Consolidated Financial Statements in the Company's Form l0-Q/A-1 for the period ended September 30, 1997, which is incorporated herein by reference, for additional detail on the 1997 provision for impaired assets.

     The Company intends to assess the carrying values of its assets on an ongoing basis as required by generally accepted accounting principles. Factors which may affect carrying values include, but are not limited to, gold and silver prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. There can be no assurance that, particularly in the event of a prolonged period of depressed gold prices, the Company will not be required to take additional material write-downs of its operating and development properties.

UNCERTAINTY OF RESERVE AND OTHER MINERALIZATION ESTIMATES

     There are numerous uncertainties inherent in estimating proven and probable reserves and other mineralization, including many factors beyond the control of Echo Bay. The estimation of reserves and other mineralization involves subjective judgments about many relevant factors, and the accuracy of any such estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate. Assumptions about prices are subject to great uncertainty and gold and silver prices have fluctuated widely in recent years, and are currently at depressed levels. See "-- Gold and Silver Prices." No assurance can be given that the volume and grade of reserves mined and processed and recovery rates will not be less than anticipated. Declines in the market price of gold and related precious metals also may render reserves or other mineralization containing relatively lower grades of mineralization uneconomic to exploit. The prices used in estimating Echo Bay's ore reserves at December 31, 1996 were $375 per ounce of gold and $5.00 per ounce of silver. The market prices were $369 per ounce of gold and $4.87 per ounce of silver at December 31, 1996 and the market price of gold was $298 per ounce at February 4, 1997, which is below the price at which Echo Bay has estimated its reserves. The Company has determined that it will calculate reserves for the year ended December 31, 1997 using a $350 per ounce gold price. If Echo Bay were to determine that its reserves and future cash flows should be calculated at a significantly lower gold price than that used at December 31, 1996 or 1997, there would likely be a material reduction in the amount of gold reserves. In addition, if the price realized by Echo Bay for its gold or silver bullion were to decline substantially below the price at which ore reserves were calculated for a sustained period of time, Echo Bay potentially could experience material write-downs of its investment in its mining properties. Under certain of such circumstances, Echo Bay may discontinue the development of a project or mining at one or more of its properties. In January 1998, the Company announced that it would temporarily suspend operations at its Lupin mine and reduce operations at its McCoy/Cove mine pending significant improvement in gold prices. Further, changes in operating and capital costs and other factors, including but not limited to short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades and ore types, may materially and adversely affect reserves.

MINING AND PROCESSING

     The Company's business operations are subject to risks and hazards inherent in the mining industry, including but not limited to unanticipated variations in grade and other geological problems, water conditions, surface or underground conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment, accidents, labor force disruptions, force majeure factors, unanticipated transportation costs, and weather conditions, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates.

     The Company's processing facilities are dependent on continuous mine feed to remain in operation. Insofar as the Company's mines may not maintain material stockpiles of ore or material in process, any significant disruption in either mine feed or processing throughput, whether due to equipment failures, adverse weather conditions, supply interruptions, labor force disruptions or other issues, may have an immediate adverse effect on the results of operations of the Company. A significant reduction in mine feed or processing throughput at a particular mine could cause the unit cost of production to increase to the point where the Company could determine that some or all of the Company's reserves were uneconomic to exploit.

     The Company periodically reviews mining schedules, production levels and asset lives in its life-of-mine planning for all of its operating and development properties. Significant changes in the life-of-mine plans can occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, precious metals price assumptions, and other factors. Based on this analysis, the Company reviews its accounting estimates and in the event of an impairment, may be required to write-down the carrying value of a mine or mines. The Company recently completed a major review of life-of-mine plans for the Company's four producing gold mines, and a complete evaluation of the feasibility studies for its portfolio of development projects, exploration properties and other assets. As a result of this process, at September 30, 1997 the Company recorded provisions to write down the carrying values of Lupin ($65.0 million), McCoy/Cove ($47.0 million) and Kettle River ($15.0 million). This complex process continues for the life of every mine.

     As a result of the foregoing risks, among other things, expenditures on any and all projects, actual production quantities and rates, and cash costs may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, just as estimated production dates may be delayed materially, in each case especially to the extent development projects are involved. Any such events can materially and adversely affect the Company's business, financial condition, results of operations and cash flows.

MINE DEVELOPMENT RISKS

     The Company's ability to maintain, or increase, its annual production of gold and silver will be dependent in significant part on its ability to bring new mines into production, including the Aquarius project in Canada and the Paredones Amarillos project in Mexico, and to expand existing mines. Recently the Company deferred final construction decisions on Aquarius and Paredones Amarillos and deferred further development of the Ulu satellite deposit in Canada.

     Although the Company utilizes the operating history of its existing mines to derive estimates of future operating costs and capital requirements, such estimates may differ materially from actual operating results at new mines or at expansions of existing mines. The economic feasibility analysis with respect to any individual project is based upon, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies (which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), precious metals price assumptions, the configuration of the ore body, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climatic conditions, estimates of labor productivity, royalty or other ownership burdens and other factors. In addition, many of the risks identified below at "-- Exploration Risks" are also applicable to the Company's development projects. Such development projects also are subject to the successful completion of final feasibility studies, issuance of necessary permits and receipt of adequate financing. Although the Company's feasibility studies are completed with the Company's knowledge of the operating history of similar ore bodies in the region, the actual operating results of its development projects may differ materially from those anticipated, and uncertainties related to operations are even greater in the case of development projects.

EXPLORATION RISKS

     Since mines have limited lives based on proven and probable ore reserves, the Company continually seeks to replace and expand its reserves. Moreover, two of the Company's mines, McCoy/Cove and Lupin (without taking into account supplemental production from Ulu) are entering a period of declining production as the existing ore reserves are depleted, which has led to significant emphasis on the Company's exploration program. Mineral exploration, at both newly acquired properties and existing mining operations, is highly speculative in nature, involves many risks and frequently does not result in the discovery of minable reserves. There can be no assurance that the Company's exploration efforts will result in the discovery of significant gold or silver mineralization or that any mineralization discovered will result in an increase of the Company's proven or probable reserves. If proven or probable reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. For example, a new feasibility study completed in December 1996 on the Alaska-Juneau project concluded that the project was uneconomic as designed, and the Company recorded a $77.1 million provision in connection with the decision not to proceed. No assurance can be given that the Company's exploration programs will result in the replacement of current production with new reserves or that the Company's development program will be able to extend the life of the Company's existing mines. In the event that new reserves are not developed, the Company will not be able to sustain any mine's current level of gold or silver production beyond the life of its existing reserve estimates.

     The Company encounters strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing precious metals. As a result of this competition, some of which is with companies with greater financial resources than the Company, the Company may be unable to acquire attractive mining properties on terms it considers acceptable. In addition, there are a number of uncertainties inherent in any program relating to the location of economic ore reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Accordingly, there can be no assurance that the Company's acquisition and exploration programs will yield new reserves to replace and expand current reserves.

RISKS RELATED TO JOINT VENTURE RELATIONSHIPS

     The Company has entered into a number of strategic alliances and joint venture relationships as part of its exploration and development activities and expects to enter into additional such relationships in the future. The terms of these relationships vary, but in many cases the Company is dependent on its co-venturer for expertise in operating in environments outside of North America as well as its relationships with governmental officials and the indigenous people generally. In addition, under certain of the Company's arrangements, including Santa Elina, the co-venturer has approval rights with respect to capital and/or operating budgets and expenditures; in these circumstances, the constraints of the capital available to the co-venturer from third parties and/or other exploration and development or other opportunities available to the co-venturer may affect its willingness to proceed with the Company's projects on terms acceptable to the Company. Further, in connection with the development of a property, the Company may be required to seek a partner or partners for technical expertise in the development and operation phases of the project, and, in certain instances, for financing until cash flow is generated from the project for the Company's account. There can be no assurance that the Company will be successful in partnering with companies on terms that are commercially attractive.

MINING RISKS AND INSURANCE

     The business of gold and silver mining is generally subject to a number of risks and hazards, including environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, blizzards and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability. The Company maintains insurance against certain risks that are typical in the gold mining industry and in amounts that the Company believes to be reasonable, but which may not provide adequate coverage in certain circumstances. However, insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to the Company or to other companies in the industry on acceptable terms. During 1996, the Company recorded a $30.0 million provision related to estimated costs to remove waste rock from an unstable portion of the pit wall at McCoy/Cove.

GOVERNMENTAL REGULATION

     The Company's mining operations and exploration activities are subject to extensive foreign or US federal, state and local laws and regulations governing exploration, development, production, exports, taxes, labor standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, toxic substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company's mines and other facilities in compliance with such laws and regulations is significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development or operation of a mine.

     As part of its normal course operating and development activities, the Company has expended significant resources, both financial and managerial, to comply with governmental regulations and permitting requirements, and will continue to do so in the future. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company's operations, could result in substantial costs and liabilities in the future.

     The Company is required to obtain governmental permits to develop its reserves and for expansion or advanced exploration activities at its operating and exploration properties. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous foreign or US federal, state and local agencies. The duration and success of each permitting effort are contingent upon many variables not within the Company's control. In the case of foreign operations, governmental approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. In the context of environmental protection permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and then interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits, or the imposition of extensive conditions upon certain permits, could have a material adverse effect on the Company's business, operations and prospects.

     In past sessions of the United States Congress, both the House of Representatives and Senate have considered legislation that seeks to reform the General Mining Law of 1872, as amended (the "Mining Law"), which governs the location and maintenance of unpatented mining claims and related activities on federal lands. As part of the most recent budget reconciliation process, each of the Senate and the House of Representatives passed separate legislation that sought to reform the Mining Law, although such legislation was not enacted into law. Similar legislation has also been proposed in the current session of the US Congress, as has other legislation which could have the effect of increasing costs of operations. The Company anticipates that if Congress were to enact legislation modifying the Mining Law, such legislation may impose a royalty on production of minerals from unpatented mining claims, and could contain new requirements for mined land reclamation and other environmental control measures. The Bureau of Land Management of the US Department of the Interior has commenced a program to revise the federal regulations applicable to activities on unpatented mining claims to impose more stringent reclamation and environmental protection requirements on those activities. The extent to which any such new legislation or administrative action would affect existing unpatented mining claims or mining operations thereon is unclear at this time. Any reform of the Mining Law based on these initiatives could increase the costs of mining activities on unpatented mining claims, and as a result could have an adverse effect on the Company and its results of operations, particularly the Company's operations at McCoy/Cove and, to a lesser extent, Round Mountain. Until such time, if any, as new reform legislation is enacted or administrative action is taken, the ultimate effects and costs of compliance on the Company cannot be estimated.

RISK OF INTERNATIONAL OPERATIONS

     Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that the Company will be successful in obtaining any or all of the various approvals, licenses and permits that it seeks, that it will obtain them in a timely fashion or that it will be able to maintain them in full force and effect without modification or revocation.

     In certain countries in which the Company has assets and operations, such assets and operations are subject to various political, economic and other uncertainties, including, among other things, the risks of war or civil unrest, expropriation, nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States or Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in law or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

TITLE TO PROPERTIES

     Certain of the Company's United States mineral rights, including at the McCoy/Cove and Round Mountain properties, consist of unpatented lode mining claims. Unpatented mining claims may be located on US federal public lands open to appropriation, and may be either lode claims or placer claims depending upon the nature of the deposit within the claim. In addition, unpatented millsite claims, which may be used for processing operations or other activities ancillary to mining operations, may be located on federal public lands that are non-mineral in character. Unpatented mining claims and millsites are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

     Private parties acting on behalf of the United States in a qui tam action have commenced suit in federal court against 14 mining companies, including the Company. The complaint asserts that because of the foreign ownership of the companies, they are not entitled to locate, operate or patent mining claims on federal public lands. It seeks invalidation of all such mining claims held by the companies and recovery of triple the value of production from them, and from their allegedly unlawfully patented claims. Legal counsel is unable at this early stage to predict the outcome of this action, but counsel has advised the Company that it believes upon initial analysis that the complaint lacks substantial merit. The Company intends to take appropriate responses and defenses.

INFLATION AND CURRENCY RISKS

     The Company directly or indirectly holds mining interests in several countries, including Mexico, Brazil, Russia, Burkina Faso, Mali, Ghana, Chile and Honduras, which historically have had unstable currencies as a result of inflation, currency controls or other reasons. Although the production resulting from such mining interests is generally sold in US dollars, the Company is vulnerable to the effects of inflation in its operations in certain countries, and profitability levels may be eroded by unfavorable exchange rates. None of the countries in which the Company holds mineral interests currently restricts the repatriation of profits, other than through the requirement to register such distributions. While recent years have seen a generally positive trend toward lowering inflation and stabilizing exchange rates in these countries, there is no assurance that governments will continue with current economic policies or that inflation will be lower than it has been historically.

ABSENCE OF PROTECTION FOR NOTEHOLDERS IN HIGHLY LEVERAGED TRANSACTION

     As indicated under "Description of Debt Securities and Guarantees," the Indentures do not currently contain any specific covenants or provisions that apply in the event that the Company engages in or becomes the subject of a highly leveraged transaction, other than the limitation on mergers, consolidations and transfers of substantially all of the Company's properties and assets. Such protection, if any, will be provided at the time of issuance of a particular series of Debt Securities, and will be set forth in the Prospectus Supplement describing the terms of such Debt Securities.

SUBORDINATED NATURE OF CERTAIN DEBT SECURITIES AND GUARANTEES

     Certain Debt Securities may be subordinated in right of payment to all Senior Indebtedness of the Company or EBR whether now outstanding or hereafter created, incurred, assumed or guaranteed by the Company or EBR, as the case may be. The Guarantees of Debt Securities may be subordinated in right of payment to all Senior Indebtedness of the Company. The Indentures under which any Debt Securities will be issued may not limit the amount of Senior Indebtedness or other indebtedness that the Company or EBR may incur. In addition, the Debt Securities and the Guarantees may be effectively subordinated to all liabilities of the Company's other consolidated subsidiaries. Further, it is expected that the Guarantees in respect of EBR Preferred Stock will rank junior to all other obligations of the Company. By reason of such subordination, in any bankruptcy or insolvency of the Company, holders of subordinated Debt Securities or Guarantees may receive less, ratably, than holders of indebtedness ranking senior to them. See "The Company," "Description of Debt Securities and Guarantees," and "Description of EBR Preferred Stock -- Guarantees."

                                USE OF PROCEEDS

     Unless a Prospectus Supplement indicates otherwise, the net proceeds to be received by the Company, or EBR, as the case may be, from the issue and sale from time to time of the Securities will be added to the general funds of the Company to be used to finance the Company's operations and for other general corporate purposes. Pending such application, such net proceeds may be invested in short-term marketable securities. Each Prospectus supplement will contain specific information concerning the use of proceeds from the sale of securities to which it relates.

                RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS
                 TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

RATIO OF EARNINGS TO FIXED CHARGES

     Canadian GAAP. The Company's ratio of earnings to fixed charges (or deficiency) as computed based on the Company's results of operations as determined under accounting principles generally accepted in Canada was as follows for the nine months ended September 30, 1997 and for each of the five years ended December 31, 1996.

NINE MONTHS ENDED                                     YEARS ENDED DECEMBER 31,
  SEPTEMBER 30,     --------------------------------------------------------------------------------------------
      1997                1996               1995               1994               1993               1992
-----------------   ----------------   ----------------   ----------------   ----------------   ----------------
       (1)                (1)                (1)                2.8                2.3                (1)

---------------

(1) The Company's earnings were insufficient to cover fixed charges by $363.8 million for the nine months ended September 30, 1997. The Company's earnings were also insufficient to cover fixed charges for each of the following years ended December 31, as follows: by $176.1 million in 1996, by $44.7 million in 1995 and by $31.1 million in 1992.

     U.S. GAAP. The Company's ratio of earnings to fixed charges (or deficiency) as computed based on the Company's results of operations as determined under accounting principles generally accepted in the United States was as follows for the nine months ended September 30, 1997 and for each of the five years ended December 31, 1996.

NINE MONTHS ENDED                                     YEARS ENDED DECEMBER 31,
  SEPTEMBER 30,     --------------------------------------------------------------------------------------------
      1997                1996               1995               1994               1993               1992
-----------------   ----------------   ----------------   ----------------   ----------------   ----------------
       (1)                (1)                (1)                3.7                2.9                (1)

---------------

(1) The Company's earnings were insufficient to cover fixed charges by $408.4 million for the nine months ended September 30, 1997. The Company's earnings were also insufficient to cover fixed charges for each of the following years ended December 31, as follows: by $173.1 million in 1996, by $39.2 million in 1995 and by $29.8 million in 1992.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     Canadian GAAP. The ratio of earnings to combined fixed charges and preferred stock dividends of a subsidiary (or deficiency) as computed based on the Company's results of operations as determined under accounting principles generally accepted in Canada was as follows for the Company for the nine months ended September 30, 1997 and for each of the five years ended December 31, 1996.

NINE MONTHS ENDED                                     YEARS ENDED DECEMBER 31,
  SEPTEMBER 30,     --------------------------------------------------------------------------------------------
      1997                1996               1995               1994               1993               1992
-----------------   ----------------   ----------------   ----------------   ----------------   ----------------
       (1)                (1)                (1)                (1)                (1)                (1)

---------------

(1) The Company's earnings were insufficient to cover combined fixed charges and preferred stock dividends of a subsidiary for the nine months ended September 30, 1997 by $363.8 million. Earnings were also insufficient to cover combined fixed charges and preferred stock dividends for each of the following years ended December 31, as follows: by $176.1 million in 1996, by $58.8 million in 1995, by $4.6 million in 1994, by $7.4 million in 1993 and by $38.5 million in 1992.

     U.S. GAAP. The ratio of earnings to combined fixed charges and preferred stock dividends of a subsidiary (or deficiency) as computed based on the Company's results of operations as determined under accounting principles generally accepted in the United States was as follows for the Company for the nine months ended September 30, 1997 and for each of the five years ended December 31, 1996.

NINE MONTHS ENDED                                     YEARS ENDED DECEMBER 31,
  SEPTEMBER 30,     --------------------------------------------------------------------------------------------
      1997                1996               1995               1994               1993               1992
-----------------   ----------------   ----------------   ----------------   ----------------   ----------------
(1).......                (1)                (1)                1.1                (1)                (1)

---------------

(1) The Company's earnings were insufficient to cover combined fixed charges and preferred stock dividends of a subsidiary for the nine months ended September 30, 1997 by $408.4 million. Earnings were also insufficient to cover combined fixed charges and preferred stock dividends for each of the following years ended December 31, as follows: by $173.1 million in 1996, by $53.3 million in 1995, by $3.2 million in 1993 and by $37.2 million in 1992.

     As used in the above calculations, "earnings" means earnings before income taxes and fixed charges, and "fixed charges" means interest on all indebtedness and that portion of rental expense that management believes to be representative of interest expense and capitalized interest. In addition, for purposes of calculating the ratio of earnings to fixed charges (or deficiency) on amounts as determined under accounting principles generally accepted in Canada, the portions of interest expense and financing costs included in shareholders' equity related to the capital securities financing ($5.7 million for the nine months ended September 30, 1997) has not been included. Interest expense and financing costs related to the capital securities are classified as either interest expense on the earnings statement or as a direct charge to retained earnings based on the allocation of the carrying value of the capital securities between debt and equity. If the portions of interest expense and financing costs classified as equity were included in the calculation as fixed charges, the deficiency of earnings to fixed charges would be $369.5 million for the nine months ended September 30, 1997.

                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

     Debt Securities may be issued from time to time in one or more series by the Company or by EBR. In the event that any series of Debt Securities is issued by EBR, such Debt Securities will be offered together with full, unconditional and irrevocable guarantees issued by the Company. In the following description, references to the Issuer refer to the Company, in the case of a series of Debt Securities issued by the Company, and to the Company and EBR, in the case of a series of Debt Securities issued by EBR and Guaranteed by the Company.

     The Debt Securities will constitute either indebtedness designated as Senior Indebtedness ("Senior Debt Securities"), indebtedness designated as Senior Subordinated Indebtedness ("Senior Subordinated Debt Securities") or indebtedness designated as Subordinated Indebtedness ("Subordinated Debt Securities"). The particular terms of each series of Debt Securities offered by a particular Prospectus Supplement and, if such Debt Securities are offered by EBR, the particular terms of the Guarantees offered in connection therewith, will be described therein. Senior Debt Securities, Senior Subordinated Debt Securities and Subordinated Debt Securities will each be issued under a separate indenture (individually an "Indenture" and collectively the "Indentures") to be entered into prior to the issuance of such Debt Securities. The Indentures will be substantially identical, except for provisions relating to subordination and Guarantees. See "Subordination of Senior Subordinated Debt Securities, Subordinated Debt Securities and Guarantees". There will be a separate Trustee (individually a "Trustee" and collectively the "Trustees") under each Indenture. Information regarding the Trustee under an Indenture will be included in any Prospectus Supplement relating to the Debt Securities issued thereunder.

     The following discussion includes a summary description of the material terms of the Indentures, other than terms which are specific to a particular series of Debt Securities and which will be described in the Prospectus Supplement relating to such series. The following summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indentures, including the definitions therein of certain terms capitalized in this Prospectus. Wherever particular Sections, Articles or defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such Sections, Articles or defined terms are incorporated herein or therein by reference.

GENERAL

     The Debt Securities will be general unsecured obligations of the Company. The Indentures do not limit the aggregate amount of Debt Securities which may be issued thereunder, and Debt Securities may be issued thereunder from time to time in separate series up to the aggregate amount from time to time authorized for each series. Debt Securities of a series may be issuable in registered form without coupons ("Registered Debt Securities"), in bearer form with or without coupons attached ("Bearer Debt Securities") or in the form of one or more Global Securities in registered or bearer form (each, a "Global Security"). Bearer Debt Securities, if any, will be offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions.

     Any Debt Security issued by EBR will be fully, unconditionally and irrevocably guaranteed by the Company as to payment of principal, premium, if any, and interest.

     The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Debt Securities in respect of which this Prospectus is being delivered: (1) the Issuer (which may be the Company or EBR) and title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities; (3) whether such Debt Securities will be issued as Registered Debt Securities, Bearer Debt Securities or any combination thereof, and any limitation on issuance of such Bearer Debt Securities and any provisions regarding the transfer or exchange of such Bearer Debt Securities, including exchange for Registered Debt Securities of the same series; (4) whether any of such Debt Securities are to be issuable in permanent global form ("Global Security") and, if so, the terms and conditions, if any, upon which interests in such Debt Securities in global form may be exchanged, in whole or in part, for the individual Debt Securities represented thereby; (5) the person to whom any interest on any Debt Security of the series shall be payable, if other than the person in whose name the Debt Security is registered on the Regular Record Date;

(6) the date or dates on which such Debt Securities will mature; (7) the rate or rates of interest (which may be fixed or variable), if any, or the method of calculation thereof, which such Debt Securities will bear, and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months; (8) the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest on such Debt Securities will be payable, the Regular Record Date for any interest payable on any Interest Payment Date and any provision for the deferral of interest payments;
(9) whether any such interest will be payable in cash, through the issuance of additional Debt Securities, through the issuance of Common Shares, through some combination of cash and additional Debt Securities or through some combination of cash and Common Shares; (10) the place or places where the principal of, premium, if any, and interest on such Debt Securities will be payable; (11) the period or periods within which, the events upon the occurrence of which, and the price or prices at which, such Debt Securities may, pursuant to any optional or mandatory provisions, be redeemed or purchased, in whole or in part, by the Issuer and any terms and conditions relevant thereto; (12) the obligations of the Issuer, if any, to redeem or repurchase such Debt Securities pursuant to any sinking fund or analogous provisions or at the option of the Holders thereof;
(13) the denominations in which any such Debt Securities will be issuable, if other than denominations of US $1,000 and any integral multiple thereof; (14) the units of payment of principal of, premium, if any, and interest on such Debt Securities if other than US dollars, which units may consist of currency, currencies, currency unit or units, or securities and the manner of determining the U.S. dollar equivalent of foreign currency; (15) any index or formula to be used to determine the amount of payments of principal, premium, if any, and interest on such Debt Securities, and any commodities, currencies, currency units or indices, or value, rate or price, relevant to such determination; (16) if the principal of, premium, if any, or interest on such Debt Securities is to be payable, at the election of the Issuer or a Holder thereof, in one or more currencies or currency units other than that or those in which such Debt Securities are stated to be payable, the currencies or currency units in which payment of the principal of, premium, if any, and interest on such Debt Securities as to which election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (17) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities of the series which will be payable upon acceleration of the Maturity thereof; (18) whether such Debt Securities are subordinate in right of payment to any Senior Indebtedness of the Issuer and, if so, the terms and conditions of such subordination and the aggregate principal amount of such Senior Indebtedness outstanding as of a recent date; (19) any covenants to which the Issuer may be subject with respect to such Debt Securities, including whether the Issuer is required to offer to purchase all Debt Securities of a series upon a change of control; (20) the applicability of the provisions described under "-- Defeasance" below; (21) the terms and conditions, if any, pursuant to which such Debt Securities are convertible into or exchangeable for Common Shares or other securities; (22) United States and Canadian Federal income tax consequences, if any; (23) the provisions for the payment of additional amounts with respect to any Canadian withholding taxes in certain cases; and (24) any other terms of such Debt Securities.

     Debt Securities may be issued at a discount from their principal amount. United States and Canadian Federal income tax considerations and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     If the purchase price of any series of Debt Securities is denominated in a foreign currency or currencies or a foreign currency unit or units or if the principal of, premium, if any, and interest on any series of Debt Securities are payable in a foreign currency or currencies, a foreign currency unit or units or in securities, the restrictions, elections, general tax considerations, specific terms and other information with respect to such series of Debt Securities will be set forth in the applicable Prospectus Supplement.

     Debt Securities may be issued from time to time with payment terms which are calculated by reference to the value, rate or price of one or more commodities, currencies, currency units or indices. Holders of such Debt Securities may receive a principal amount (including premium, if any) on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal (including premium, if any) or interest otherwise payable on such dates, depending upon the value, rate or price on the applicable dates of the applicable currency, currency unit, commodity or index. Information as to the methods for determining the amount of principal, premium, if any, or interest payable on any date, the currencies, currency units, commodities or indices to which the amount payable on such date is linked and any additional tax considerations will be set forth in the applicable Prospectus Supplement.

     Except as may be set forth in the applicable Prospectus Supplement, Holders of Debt Securities will not have the benefit of any specific covenants or provisions in the applicable Indenture or such Debt Securities in the event that the Issuer engages in or becomes the subject of a highly leveraged transaction, other than the limitations on mergers, consolidations and transfers of substantially all of the Issuer's properties and assets as an entirety to any person as described below under "-- Consolidation, Merger and Sale of Assets."

INCURRENCE OF ADDITIONAL INDEBTEDNESS

     The Indentures generally do not prohibit the Issuer from incurring indebtedness in addition to the Debt Securities. The Indentures provide that the Issuer shall not issue, assume, guarantee, incur or otherwise become liable, directly or indirectly, for any indebtedness which is subordinate or junior in right of payment to any Senior Indebtedness unless such indebtedness constitutes Debt Securities or is pari passu or expressly subordinated in right of payment to any Debt Securities. Any additional limitations on the Issuer's ability to incur additional indebtedness will be described in the applicable Prospectus Supplement.

GUARANTEES

     The Company will fully, unconditionally and irrevocably guarantee, on a senior, senior subordinated or subordinated basis, the due and punctual payment of principal of, premium, if any, and interest on any Debt Securities that are issued by EBR, and the due and punctual payment of any sinking fund payments thereon, when and as the same shall become due and payable, whether at the maturity date, by declaration of acceleration, call for redemption or otherwise. See "-- Subordination of Senior Subordinated Debt Securities, Subordinated Debt Securities and Guarantees."

SENIOR DEBT SECURITIES

     The Senior Debt Securities will rank pari passu with all other unsecured and unsubordinated debt of the Issuer and senior to the Senior Subordinated Debt Securities and Subordinated Debt Securities.

SUBORDINATION OF SENIOR SUBORDINATED DEBT SECURITIES, SUBORDINATED DEBT SECURITIES AND GUARANTEES

     The payment of the principal of, premium, if any, and interest on the Senior Subordinated Debt Securities and the Subordinated Debt Securities will, to the extent set forth in the respective Indentures governing such Senior Subordinated Debt Securities and Subordinated Debt Securities, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Issuer, the holders of all Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Senior Subordinated Debt Securities or the Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on such Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be. In the event of the acceleration of the maturity of any Senior Subordinated Debt Securities or Subordinated Debt Securities, the holders of all Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be, will be entitled to receive any payment upon the principal of, premium, if any, or interest on such Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be. No payments on account of principal, premium, if any, or interest in respect of the Senior Subordinated Debt Securities or Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in the payment of principal of (or premium, if any) or interest on any Senior Indebtedness beyond any applicable grace period, or a default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceedings shall be pending with respect to any such default. For purposes of the subordination provisions, the payment, issuance or delivery of cash, property or securities (other than stock, and certain subordinated securities, of the Issuer) upon conversion or exchange of a Senior Subordinated Debt Security or Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Senior Subordinated Debt Security or Subordinated Debt Security, as the case may be.

     By reason of such provisions, in the event of insolvency, holders of Senior Subordinated Debt Securities and Subordinated Debt Securities may recover less, ratably, than holders of Senior Indebtedness with respect thereto.

     The term "Senior Indebtedness", when used with respect to any series of Senior Subordinated Debt Securities or Subordinated Debt Securities, is defined to include all amounts due on and obligations in connection with any of the following, whether outstanding at the date of execution of the Indenture or thereafter incurred, assumed, guaranteed or otherwise created (including, without limitation, interest accruing on or after a bankruptcy or other similar event, whether or not an allowed claim therein):

     (a) indebtedness, obligations and other liabilities (contingent or otherwise) of the Issuer for money borrowed or evidenced by securities, bonds, debentures, notes or similar instruments;

     (b) reimbursement obligations and other liabilities (contingent or otherwise of the Issuer with respect to letters of credit or bankers' acceptances issued for the account of the Issuer and interest rate protection agreements and currency exchange or purchase agreements;

     (c) obligations and liabilities (contingent or otherwise) of the Issuer related to capitalized lease obligations;

     (d) indebtedness, obligations and other liabilities (contingent or otherwise) of the Issuer related to agreements or arrangements designed to protect the Issuer against fluctuations in commodity prices, including without limitation, interest rate swaps, commodity futures contracts or similar hedging instruments;

     (e)  indebtedness of others of the kinds described in the preceding clauses
          (a) through (d) that the Issuer has assumed, guaranteed or otherwise assured the payment of, directly or indirectly;

     (f) indebtedness of another Person of the type described in the preceding clauses (a) through (e) secured by any mortgage, pledge, lien or other encumbrance on property owned or held by the Issuer; and

     (g) deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability described in the preceding clauses (a) through (f) whether or not there is any notice to or consent of the Holders of such series of Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be;

except that, with respect to the Senior Subordinated Debt Securities, any particular indebtedness, obligation, liability, guaranty, assumption, deferral, renewal, extension or refunding shall not constitute "Senior Indebtedness" if it is expressly stated in the governing terms, or in the assumption or guarantee, thereof that the indebtedness involved is not senior in right of payment to the Senior Subordinated Debt Securities or that such indebtedness is pari passu with or junior to the Senior Subordinated Debt Securities and, with respect to Subordinated Debt Securities, any particular indebtedness, obligation, liability, guaranty, assumption, deferral, renewal, extension or refunding shall not constitute "Senior Indebtedness" if it is expressly stated in the governing terms, or in the assumption or guarantee, thereof that the indebtedness involved is not senior in right of payment to the Subordinated Debt Securities or that such indebtedness is pari passu with or junior to the Subordinated Debt Securities.

     In certain circumstances, such as the bankruptcy or insolvency of the Issuer, Canadian or US bankruptcy or insolvency legislation may be applicable and the application of such legislation may lead to different results with respect to, for example, payments to be made to Holders of Debt Securities, or priorities between Holders of the Debt Securities and holders of Senior Indebtedness, than those provided for in the applicable Indenture.

     If this Prospectus is being delivered in connection with a series of Senior Subordinated Debt Securities or Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of the end of the Issuers most recent fiscal quarter.

     In the event that Senior Subordinated Debt Securities or Subordinated Debt Securities are issued by EBR, the related Guarantees issued by the Company will be subordinate and junior in right of payment to Senior Indebtedness of the Company on substantially the same terms and conditions as the obligations of EBR under the Senior Subordinated Debt Securities or the Subordinated Debt Securities, as the case may be, will be subordinate and junior in right of payment to Senior Indebtedness of EBR.

CONVERSION OR EXCHANGE OF DEBT SECURITIES

     If so indicated in the applicable Prospectus Supplement with respect to a particular series of Debt Securities, such series will be convertible or exchangeable into Common Shares or other securities of the Company (including rights to receive payments in cash or securities based on the value, rate or price of one or more specified commodities, currencies, currency units or indices) on the terms and conditions set forth therein.

FORM, EXCHANGE, REGISTRATION, CONVERSION, TRANSFER AND PAYMENT

     Debt Securities are issuable in definitive form as Registered Debt Securities, as Bearer Debt Securities or both. Unless otherwise indicated in an applicable Prospectus Supplement, Bearer Debt Securities will have interest coupons attached. Debt Securities are also issuable in temporary or permanent global form.

     Registered Debt Securities of any series will be exchangeable for other Registered Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, with respect to any series of Bearer Debt Securities, at the option of the holder, subject to the terms of the Indenture, such Bearer Debt Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) will be exchangeable into Registered Debt Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Bearer Debt Securities surrendered in exchange for Registered Debt Securities between a Regular Record Date or a Special Record Date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest accrued as of such date will not be payable in respect of the Registered Debt Security issued in exchange for such Bearer Debt Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture.

     In connection with its sale during the restricted period (as defined below), no Bearer Debt Security (including a Debt Security in permanent global form that is either a Bearer Debt Security or exchangeable for Bearer Debt Securities) shall be mailed or otherwise delivered to any location in the United States (as defined under "-- Limitations on Issuance of Bearer Debt Securities") and a Bearer Debt Security may be delivered outside the United States in definitive form in connection with its original issuance only if prior to delivery the person entitled to receive such Bearer Debt Security furnishes written certification, in the form required by the Indenture, to the effect that such Bearer Debt Security is owned by: (a) a person (purchasing for its own account) who is not a United States person (as defined under "-- Limitations on Issuance of Bearer Debt Securities"); (b) a United States person who (i) is a foreign branch of a United States financial institution purchasing for its own account or for resale or (ii) acquired such Bearer Debt Security through the foreign branch of a United States financial institution and who for purposes of the certification holds such Bearer Debt Security through such financial institution on the date of certification and, in either case, such United States financial institution certifies to the Issuer or the distributor selling the Bearer Debt Security within a reasonable time stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the United States Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder, or (c) a United States or foreign financial institution for purposes of resale within the "restricted period" as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7). A financial institution described in clause (c) of the preceding sentence (whether or not also described in clauses
(a)
and (b)) must certify that it has not acquired the Bearer Debt Security for purpose of resale, directly or indirectly, to a United States person or to a person within the United States or its possessions. In the case of a Bearer Debt Security in permanent global form, such certification must be given in connection with notation of a beneficial owner's interest therein in connection with the original issuance of such Debt Security or upon exchange of a portion of a temporary global Debt Security.

     Debt Securities may be presented for exchange as provided above, and Registered Debt Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office or agency of the Issuer maintained for such purposes and at any other office or agency maintained for such purpose with respect to any series of Debt Securities and referred to in the applicable Prospectus Supplement, without a service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Issuer or its agent, as the case may be, being satisfied with the documents of title and identity of the person making the request.

     In the event of any redemption in part, the Issuer shall not be required to
(i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days prior to the selection of Debt Securities of that series for redemption and ending on the close of business on (A) if Debt Securities of the series are issued only as Registered Debt Securities, the day of mailing of the relevant notice of redemption and (B) if Debt Securities of the series are issued as Bearer Debt Securities, the day of the first publication of the relevant notice of redemption except that, if Securities of the series are also issued as Registered Debt Securities and there is no publication, the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Debt Security being redeemed in part; or
(iii) exchange any Bearer Debt Security called for redemption, except to exchange such Bearer Debt Security for a Registered Debt Security of that series and like tenor which is simultaneously surrendered for redemption.

FORM OF INTEREST PAYMENTS

     If so indicated in the applicable Prospectus Supplement with respect to a particular series of Debt Securities, any interest payable on such series will be payable (i) in cash, (ii) through the issuance of additional Debt Securities,
(iii) through the issuance of the Company's Common Shares, or (iv) some combination of either (i) and (ii) or (i) and (iii), above, and on the terms and conditions set forth in such Prospectus Supplement.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of (and premium, if any) and interest on Bearer Debt Securities will be payable, subject to any applicable laws and regulations, in the designated currency or currency unit, at the offices of such Paying Agents ("Paying Agents") outside the United States as the Issuer may designate from time to time, at the option of the holder, by check or by transfer to an account maintained by the payee with a bank located outside the United States; provided, however, that the written certification described above under "-- Form, Exchange, Registration, Conversion, Transfer and Payment" has been delivered prior to the first actual payment of interest. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on Bearer Debt Securities on any Interest Payment Date will be made only against surrender to the Paying Agent of the coupon relating to such Interest Payment Date. No payment with respect to any Bearer Debt Security will be made at any office or agency of the Issuer in the United States or by check mailed to any address in the United States or by transfer to any account maintained with a bank located in the United States, nor shall any payments be made in respect of Bearer Debt Securities upon presentation to the Issuer or its designated Paying Agents within the United States. Notwithstanding the foregoing, payments of principal of (and premium, if any) and interest on Bearer Debt Securities denominated and payable in US dollars will be made at the office of the Issuer's Paying Agent in the United States, if (but only if) payment of the full amount thereof in US dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions.

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of (and premium, if any) and interest on Registered Debt Securities will be made in the designated currency or currency unit at the office of such Paying Agent or Paying Agents as the Issuer may designate from time to time, except that at the option of the Issuer payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Debt Securities will be made to the person in whose name such Registered Debt Security is registered at the close of business on the Regular Record Date for such interest.

     Unless otherwise indicated in the applicable Prospectus Supplement, the Corporate Trust Office of the Trustee will be designated as a Paying Agent for the Trustee for payments with respect to Debt Securities which are issuable solely as Registered Debt Securities, and the Issuer will maintain a Paying Agent outside the United States for payments with respect to Debt Securities (subject to limitations described above in the case of Bearer Debt Securities) which are issued solely as Bearer Debt Securities, or as both Registered Debt Securities and Bearer Debt Securities. Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by the Issuer for the Debt Securities will be named in an applicable Prospectus Supplement. The Issuer may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Debt Securities of a series are issued solely as Registered Debt Securities, the Issuer will be required to maintain a Paying Agent in each Place of Payment for such series and, if Debt Securities of a series are issued as Bearer Securities, the Issuer will be required to maintain (i) a Paying Agent in the United States for principal payments with respect to any Registered Debt Securities of the series (and for payments with respect to Bearer Debt Securities of the series in the circumstances described above, but not otherwise), and (ii) a Paying Agent in a Place of Payment located outside the United States where Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment.

     All monies paid by the Issuer to a Paying Agent for the payment of principal of and any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will (subject to applicable escheat laws) be repaid to the Issuer and the holder of such Debt Security or any coupon will thereafter look only to the Issuer for payment thereof.

TEMPORARY GLOBAL SECURITIES

     If so specified in the applicable Prospectus Supplement, all or any portion of the Debt Securities of a series which are issuable as Bearer Debt Securities will initially be represented by one or more temporary global Debt Securities, without interest coupons, to be deposited with a common depository in London for the Euroclear System ("Euroclear") and CEDEL S.A. ("CEDEL") for credit to the designated accounts. On and after the date determined as provided in any such temporary global Debt Security and described in the applicable Prospectus Supplement, each such temporary global Debt Security will be exchangeable for definitive Bearer Debt Securities, definitive Registered Debt Securities or all or a portion of a permanent global security, or any combination thereof, as specified in the applicable Prospectus Supplement, but, unless otherwise specified in the applicable Prospectus Supplement, only upon written certification in the form and to the effect described under "-- Form, Exchange, Registration, Conversion, Transfer and Payment." No Bearer Debt Security delivered in exchange for a portion of a temporary global Debt Security will be mailed or otherwise delivered to any location in the United States in connection with such exchange.

     Unless otherwise specified in the applicable Prospectus Supplement, interest in respect of any portion of a temporary global Debt Security payable in respect of an Interest Payment Date occurring prior to the issuance of definitive Debt Securities or a permanent global Debt Security will be paid to each of Euroclear and CEDEL with respect to the portion of the temporary global Debt Security held for its account. Each of Euroclear and CEDEL will undertake in such circumstances to credit such interest received by it in respect of a temporary global Debt Security to the respective accounts for which it holds such temporary global Debt Security only upon receipt in each case of written certification in the form and to the effect described above under "-- Form, Exchange, Registration, Conversion, Transfer and Payment" as of the relevant Interest

Payment Date regarding the portion of such temporary global Debt Security on which interest is to be so credited.

PERMANENT GLOBAL SECURITIES

     If any Debt Securities of a series are issuable in permanent global form, the applicable Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such permanent global Debt Securities may exchange such interests for Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination. No Bearer Debt Security delivered in exchange for a portion of a permanent global Debt Security shall be mailed or otherwise delivered to any location in the United States in connection with such exchange.

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary ("Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement.

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Issuer expects that the following provisions will apply to depositary arrangements.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Issuer, if such Debt Securities are offered and sold directly by the Issuer. Ownership of beneficial interests in such Global Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the Holders thereof for any purposes under the applicable Indenture. Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary for such Global Security and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the applicable Indenture. The Issuer understands that under existing industry practices, if the Issuer requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give notice or take any action a Holder is entitled to give or take under an Indenture, the Depositary for such Global Security would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Principal of, premium, if any, and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

     Unless otherwise specified in the applicable Prospectus Supplement, if the Depositary for any series of Debt Securities represented by a Global Security is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered or in good standing under the Exchange Act and a successor Depositary is not appointed by the Issuer within 90 days after the Issuer receives notice or becomes aware of such condition, the Issuer will issue such Debt Securities in definitive certificated form in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive certificated form in exchange for all of the Global Security or Securities representing such Debt Securities.

LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES

     In compliance with United States Federal tax laws and regulations, Bearer Debt Securities (including securities in permanent global form that are either Bearer Debt Securities or exchangeable for Bearer Debt Securities) will not be offered or sold during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)) (generally, the first 40 days after the closing date, and, with respect to unsold allotments, until sold) within the United States or to United States persons (each as defined below) other than to an office located outside the United States of a United States financial institution (as defined in Section 1.165-12(c)(1)(v) of the United States Treasury Regulations), purchasing for its own account or for resale or for the account of certain customers, that provides a certificate stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code and the United States Treasury Regulations thereunder, or to certain other persons described in Section 1.163-5(C)(2)(i)(D)(1)(iii)(B) of the United States Treasury Regulations. Moreover, such Bearer Debt Securities will not be delivered in connection with their sale during the restricted period within the United States. Any underwriters and dealers participating in the offering of Bearer Debt Securities must covenant that they will not offer or sell during the restricted period any Bearer Debt Securities within the United States or to United States persons (other than the persons described above) or deliver in connection with the sale of Bearer Debt Securities during the restricted period any Bearer Debt Securities within the United States and that they have in effect procedures reasonably designed to ensure that their employees and agents who are directly engaged in selling the Bearer Debt Securities are aware of the restrictions described above. No Bearer Debt Security (other than a temporary global Bearer Debt Security) will be delivered in connection with its original issuance nor will interest be paid on any Bearer Debt Security until receipt by the Issuer of the written certification described above under "-- Form, Exchange, Registration, Conversion, Transfer and Payment." Each Bearer Debt Security, other than a temporary global Bearer Debt Security, will bear a legend to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States Federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code."

     As used herein, "United States person" means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States and any estate or trust the income of which is subject to United States Federal income taxation regardless of its source, and "United States" means the United States of America (including the states and the District of Columbia) and its possessions.

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal (or premium, if any) on any Debt Security of that series when due, whether or not such failure is a result of the subordination provisions of the Indenture with respect to such series; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days, whether or not such failure is a result of the subordination provisions of the Indenture with respect to such series; (c) failure to make any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Issuer in the applicable Indenture or any other covenant to which the Issuer may be subject with respect to Debt Securities of that series (other than a covenant solely for the benefit of a series of Debt Securities other than that series), continued for 90 days after written notice as provided in the applicable Indenture; (e) certain events of bankruptcy, insolvency or reorganization; and
(f) any other Event of Default provided with respect to Debt Securities of that series.

     If an Event of Default with respect to Outstanding Debt Securities of any series shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, by notice as provided in the applicable Indenture, may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be due and payable immediately, except that upon the occurrence of an Event of Default specified in (f) above, the principal amount (or in the case of Original Issue Discount Securities, such portion) of all Debt Securities shall be immediately due and payable without notice. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before judgment or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see "-- Modification and Waiver" below.

     The Indentures will provide that, subject to the duty of the respective Trustees thereunder during an Event of Default to act with the required standard of care, each such Trustee will be under no obligation to exercise any of its rights or powers under the respective Indentures at the request or direction of any of the Holders, unless such Holders shall have offered to such Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the applicable Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to such Trustee, or exercising any trust or power conferred on such Trustee, with respect to the Debt Securities of that series.

     No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture or for any remedy thereunder, unless such Holder shall have previously given to the applicable Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of the same series shall have written requests, and offered reasonable indemnity, to such Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of the same series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for enforcement of payment of the principal of and interest on such Debt Security on or after the respective due dates expressed in such Debt Security.

     The Issuer will be required to furnish to the Trustees annually a statement as to the performance by the Issuer of its obligations under the respective Indentures and as to any default in such performance.

MODIFICATION AND WAIVER

     Without the consent of any Holder of Outstanding Debt Securities, the Issuer and the Trustees may amend or supplement the Indentures or the Debt Securities to cure any ambiguity, defect or inconsistency, or to make any change that does not adversely affect the rights of any Holder of Debt Securities. Other modifications and amendments of the respective Indentures may be made by the Issuer and the applicable

Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Debt Security affected thereby:
(a) change the Stated Maturity of the principal of, or any installment of principal of, or premium, if any, or interest on any Debt Security; (b) reduce the principal amount of, the rate of interest on, or the premium, if any, payable upon the redemption of, any Debt Security; (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof; (d) change the place or currency of payment of principal of, premium, if any, or interest on any Debt Security; (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security on or after the Stated Maturity or Redemption Date thereof; (f) modify the conversion or exchange provisions applicable to convertible or exchangeable Debt Securities in a manner adverse to the holders thereof; (g) modify the subordination provisions applicable to Senior Subordinated Debt Securities or Subordinated Debt Securities in a manner adverse to the Holders thereof; (h) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of the Holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the applicable Indenture or for waiver of certain defaults or (i) modify any of the provisions of certain sections as specified in the Indenture including the provisions summarized in this paragraph, except to increase any such percentage or to designate additional provisions of the Indenture, which, with respect to such series, cannot be modified or waived without the consent of the Holder of each Outstanding Debt Security affected thereby.

     The Holders of at least a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain covenants of the applicable Indenture. The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may, on behalf of the Holders of all Debt Securities of that series, waive any past default under the applicable Indenture with respect to that series, except a default in the payment of the principal of, premium, if any, or interest on, any Debt Security of that series or in respect of a provision which under the applicable Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Issuer, without the consent of any Holders of any series of outstanding Debt Securities, may not consolidate with or merge into, or transfer or lease its assets substantially as an entirety (treating the Issuer and each of its Subsidiaries as a single consolidated entity) to, any corporation, and any other corporation may not consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, the Issuer, unless the corporation (if other than the Issuer) formed by such consolidation or into which the Issuer is merged or which acquires or leases the assets of the Issuer substantially as an entirety is organized and existing under the laws of the United States of America or Canada or any political subdivision of either, and assumes the Issuer obligations under each series of Outstanding Debt Securities and the Indentures applicable thereto and unless the Trustee is satisfied that the transaction will not result in the successor being required to make any deduction or withholding on account of certain Canadian taxes from any payments in respect of the Securities, and unless, after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and unless the Issuer delivers an officer's certificate and an opinion of counsel with respect to compliance with the foregoing requirements. There is little case law interpreting the phrase "substantially as an entirety" in the context of an indenture. Because there is no precise established definition of this phrase, the ability of a holder of Debt Securities to determine whether a consolidation, merger or sale of assets substantially as an entirety has occurred and to require the Issuer to accelerate payment on the Debt Securities as a result of such consolidation, merger or sale of assets may be uncertain.

DEFEASANCE

     If so indicated in the applicable Prospectus Supplement with respect to the Debt Securities of a series, the Issuer at its option (i) will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace destroyed, stolen, lost or mutilated Debt Securities of such series, and to maintain an office or agency in respect of the Debt Securities and hold moneys for payment in trust) or (ii) will be released from its obligations to comply with certain covenants specified in the applicable Prospectus Supplement with respect to the Debt Securities of such series, and the occurrence of an event described in clause (d) under "Events of Default" above with respect to any defeased covenants, and clauses
(e) and (g) under "Events of Default" above shall no longer be an Event of Default, if in either case the Issuer irrevocably deposits with the applicable Trustee, in trust, money, Government Obligations of the government issuing the currency in which the Debt Securities of the relevant series are denominated or a combination thereof that through the payment of interest thereon and principal thereof in accordance with the terms will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the Securities of such series on the dates such payments are due (up to the Stated Maturity Date, or the Redemption Date, as the case may be) in accordance with the terms of such Debt Securities. Such a trust may only be established if, among other things, (a) no Event of Default described under "Events of Default" above or event that, after notice or lapse of time, or both, would become an Event of Default under the applicable Indenture, shall have occurred and be continuing on the date of such deposit, or, with regard to an Event of Default described under clause (f) under "Events of Default" above or an event that, after notice or lapse of time, or both, would become an Event of Default described under such clause (f), shall have occurred and be continuing at any time during the period ending on the 123rd day following such date of deposit, (b) the Issuer shall have delivered an Opinion of Counsel to the effect that the Holders of the Debt Securities will not recognize gain or loss for United States Federal income tax purposes as a result of such deposit or defeasance and will be subject to United States Federal income tax in the same manner as if such defeasance had not occurred, and (c) such defeasance or covenant defeasance will not result in the trust being in violation of the Investment Company Act of 1940. Such opinion, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the applicable Indenture. In the event the Issuer omits to comply with its remaining obligations under the applicable Indenture after a defeasance of such Indenture with respect to the Debt Securities of any series as described under clause (ii) above and the Debt Securities of such series are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and Government Obligations on deposit with the applicable Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Issuer will remain liable in respect to such payments.

     Notwithstanding the description set forth under "-- Subordination of Senior Subordinated Debt Securities, Subordinated Debt Securities and Guarantees" above, in the event that the Issuer deposits money or Government Obligations in compliance with the Indenture that governs any Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be, in order to defease all or certain of its obligations with respect to the applicable series of Debt Securities, the money or Government Obligations so deposited will not be subject to the subordination provisions of the applicable Indenture and the indebtedness evidenced by such series of Debt Securities will not be subordinated in right of payment to the holders of applicable senior Indebtedness to the extent of the money or Government Obligations so deposited.

GOVERNING LAW

     The Indentures, the Debt Securities and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

ENFORCEABILITY OF JUDGMENTS

     Since a significant portion of the assets of the Company and its subsidiaries are outside the United States, any judgment obtained in the United States against the Company, including judgments with respect to the payment of principal, premium, if any, or interest on the Debt Securities or with respect to the Guarantees may not be collectible within the United States.

     The Company has been informed by its Canadian counsel, Milner Fenerty, that the laws of the Province of Alberta (the "Relevant Province") permit an action to be brought against the Company in a court of competent jurisdiction in the Relevant Province on any final and conclusive judgment in personam of any federal or state court located in The City of New York ("New York Court") that has not been stayed and is not impeachable as void or voidable under the internal laws of the State of New York and that is for a sum certain if (i) the New York Court rendering such judgment has jurisdiction over the judgment debtor, as recognized by the courts of the Relevant Province (and submission by the Company in the applicable Indenture to the jurisdiction of the New York Court will be sufficient for the purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Relevant Province; (iii) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; (iv) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Relevant Province; (v) the action to enforce such judgment is commenced within 6 years after the date of such judgment; and (vi) subject to the discretion of the courts in the Relevant Province to find that the choice of the laws of the New York Court is not bona fide (in the sense that it was made with a view to avoiding the consequences of the law of any other jurisdiction). In the opinion of such counsel, there are no reasons under present law of the Relevant Province for avoiding recognition of a judgment of the New York Court under the Indenture or on the Debt Securities and Guarantees based upon public policy.

REGARDING THE TRUSTEES

     The Indentures contain certain limitations on the right of each Trustee, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. Each Trustee will be permitted to engage in certain other transactions; however, if it acquires any conflicting interest and there is a default under the Debt Securities issued under the applicable Indenture, it must eliminate such conflict or resign.

                       DESCRIPTION OF EBR PREFERRED STOCK

     The following is a description of certain general terms and provisions of the EBR Preferred Stock. The particular terms of any series of Preferred Sock will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below.

     The summary of terms of EBR's preferred stock (including the Preferred Stock) contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of EBR's Certificate of Incorporation and the certificate of designations relating to each series of the Preferred Stock (the "Certificate of Designations"), which will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of the Preferred Stock.

     EBR's Certificate of Incorporation permits its preferred stock to be issued from time to time in one or more series, without stockholder approval. Subject to limitations prescribed by law, the Board of Directors of EBR is authorized to determine the voting powers (if any), designation, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, for each series of preferred stock that may be issued, and to fix the number of shares of each such series.

     The Preferred Stock issued by EBR shall have the dividend, liquidation, redemption and voting rights set forth in the applicable Prospectus Supplement, except as specifically provided below. The applicable Prospectus Supplement will describe the following terms of the series of Preferred Stock in respect of which this Prospectus is being delivered: (1) the designation and stated value per share of such Preferred Stock and the number of shares offered; (2) the amount of liquidation preference per share; (3) the initial public offering price at which such Preferred Stock will be issued; (4) the dividend rate (or method of calculation), the dates on which dividends shall be payable, the option, if any, to extend the period for dividend payment or to pay partial dividends, and the dates from which dividends shall commence to cumulate, if any; (5) any redemption or sinking fund provisions; (6) any conversion or exchange rights; and (7) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

GENERAL

     The Preferred Stock offered hereby will be issued in one or more series. The holders of Preferred Stock will have no preemptive rights. The Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. Neither the par value nor the liquidation preference is indicative of the price at which the Preferred Stock will actually trade on or after the date of issuance. The applicable Prospectus Supplement will contain a description of certain United States and Canadian Federal income tax consequences relating to the purchase and ownership of the series of Preferred Stock offered by such Prospectus Supplement.

RANK

     The Preferred Stock shall, with respect to dividend rights and rights on liquidation, winding up and dissolution of EBR, rank prior to EBR's Common Stock and to all other classes and series of equity securities of the Issuer now or hereafter authorized, issued or outstanding (the Common Stock and such other classes and series of equity securities collectively may be referred to herein as the "Junior Stock"), other than any classes or series of equity securities of the Issuer ranking on a parity with (the "Parity Stock") or senior to (the "Senior Stock") the Preferred Stock as to dividend rights and rights upon liquidation, winding up or dissolution of the Issuer. The Preferred Stock shall be junior to all outstanding debt of EBR. The Preferred Stock shall be subject to creation of Senior Stock, Parity Stock and Junior Stock to the extent not expressly prohibited by EBR's Certificate of Incorporation.

DIVIDENDS

     Holders of shares of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds of EBR legally available for payment, cash dividends, payable at such dates and at such rates per share per annum as set forth in the applicable Prospectus Supplement. Such rate may be fixed or variable or both. Each declared dividend shall be payable to holders of record as they appear at the close of business on the stock books of EBR on such record dates, not more than 60 calendar days preceding the payment dates therefor, as are determined by the Board of Directors (each of such dates, a "Record Date").

     Such dividends may be cumulative or noncumulative, as provided in the Prospectus Supplement. If dividends on a series of Preferred Stock are noncumulative and if the Board of Directors fails to declare a dividend in respect of a dividend period with respect to such series, then holders of such Preferred Stock will have no right to receive a dividend in respect of such dividend period, and EBR will have no obligation to pay the dividend for such period, whether or not dividends are declared payable on any future Dividend Payment Dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which EBR initially issues shares of such series.

     No full dividends shall be declared or paid or set apart for payment on preferred stock of EBR of any series ranking, as to dividends, on a parity with or junior to the series of Preferred Stock offered by the Prospectus Supplement attached hereto for any period unless full dividends for the immediately preceding dividend period on such Preferred Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment. When dividends are not so paid in full (or a sum sufficient for such full payment is not so set apart) upon such Preferred Stock and any other preferred stock of EBR ranking on a parity as to dividends with the Preferred Stock, dividends upon shares of such Preferred Stock and dividends on such other preferred stock shall be declared pro rata so that the amount of dividends declared per share on such Preferred Stock and such other preferred stock shall in all cases bear to each other the same ratio that accrued dividends for the then-current dividend period per share on the shares of such Preferred Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative) and accrued dividends, including required or permitted accumulations, if any, on shares of such other preferred stock, bear to each other. Unless full dividends on the series of Preferred Stock offered by the Prospectus Supplement attached hereto have been declared and paid or set apart for payment for the immediately preceding dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative) (a) no cash dividend or distribution (other than in shares of Junior Stock) may be declared, set aside or paid on the Junior Stock, (b) EBR may not repurchase, redeem or otherwise acquire any shares of its Junior Stock (except by conversion into or exchange for Junior Stock) and (c) EBR may not, directly or indirectly, repurchase, redeem or otherwise acquire any shares of Preferred Stock or Parity Stock otherwise than pursuant to certain pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion, of the outstanding shares of such Preferred Stock and Parity stock (except by conversion into or exchange for Junior Stock). EBR currently has no outstanding Parity Stock.

CONVERTIBILITY

     The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted (mandatorily or otherwise) into Common Shares or other securities of the Company registered hereunder will be set forth in the Prospectus Supplement relating thereto. See "Description of Echo Bay Share Capital."

REDEMPTION

     The terms, if any, on which shares of Preferred Stock of any series may be redeemed will be set forth in the related Prospectus Supplement.

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LIQUIDATION

     Unless otherwise specified in the applicable Prospectus Supplement, in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of EBR, the holders of a series of Preferred Stock will be entitled, subject to the rights of creditors, but before any distribution or payment to the holders of Common Stock or any other security ranking junior to the Preferred Stock on liquidation, dissolution or winding up of EBR, to receive an amount per share as set forth in the related Prospectus Supplement plus accrued and unpaid dividends for the then-current dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such series of Preferred Stock are cumulative). If the amounts available for distribution with respect to the Preferred Stock and all other outstanding stock of EBR ranking on a parity with the Preferred Stock upon liquidation are not sufficient to satisfy the full liquidation rights of all the outstanding Preferred Stock and stock ranking on a parity therewith, then the holders of each series of such stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount (which in the case of preferred stock may include accumulated dividends) to which they are entitled. After payment of the full amount of the liquidation preference, unless otherwise specified in the applicable Prospectus Supplement, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by EBR.

VOTING

     The Preferred Stock of a series will not be entitled to vote, except as provided in the applicable Prospectus Supplement, the Certificate of Incorporation, the applicable certificate of designations and as required by applicable law.

GUARANTEES

     The company will fully, unconditionally and irrevocably guarantee the payment of accumulated and unpaid dividends, and payments due on liquidation or redemption, as and when due, regardless of any defense, right of set-off or counterclaim that EBR may have or assert. This obligation will rank junior to all other obligations of the Company, and may be subject to the ability of the Company to pay such amounts as a dividend on its own capital stock from funds legally available therefor. The obligation will effectively rank senior to the Company's common stock.

NO OTHER RIGHTS

     The shares of a series of Preferred Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the related Prospectus Supplement, the Certificate of Incorporation and in the certificate of designations or as otherwise required by law.

TRANSFER AGENT AND REGISTRAR

     The transfer agent for each series of Preferred Stock will be designated in the related Prospectus Supplement.

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                     DESCRIPTION OF ECHO BAY SHARE CAPITAL

GENERAL

     The authorized share capital of the Company consists of an unlimited number of Common Shares, without par value, of which 139,370,031 were outstanding on February 4, 1998, and an unlimited number of preferred shares, issuable in series, none of which are currently outstanding. In addition, as of February 4, 1998, 4,817,000 Common Shares have been reserved for issuance upon the exercise of outstanding options.

COMMON SHARES

     The holders of Common Shares have one vote for each share held and are not entitled to cumulative votes for the election of directors. Each Common Share is entitled to participate equally in such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor and is entitled to share equally in any distribution to holders of Common Shares on liquidation. The holders of Common Shares have no preemptive, conversion or redemption rights. Each outstanding Common Share is fully paid and nonassessable.

PREFERRED SHARES

     The Board of Directors of the Company may issue preferred shares from time to time in one or more series, subject to the provisions of the Articles of Incorporation of the Company. When any preferred shares of the Company are outstanding, no dividends may be paid or declared on outstanding Common Shares unless all dividends on preferred shares of all series shall have been paid in full with respect to past dividend periods, and the full dividends thereon for the then current dividend period shall have been declared and a sum set apart for payment thereof. Any sinking fund requirements with respect to preferred shares of the Company must also be complied with before dividends on Common Shares may be paid.

SHAREHOLDER RIGHTS PLAN

     Under the Company's shareholder rights plan, if any person or group were to announce an intention to acquire, or were to acquire, 20% or more of the Company's Common Shares without complying with the conditions of a "permitted bid," then the owners of each share of common stock (other than the acquiring person or group) would become entitled to exercise a right to buy one additional Common Share at 50% of the lowest share price on The Toronto Stock Exchange during the prior 90 days. The plan expires in 2004, subject to reconfirmation by shareholders in 1999.

     A "permitted bid," which does not trigger the entitlement to acquire shares under the plan, is one that complies with applicable securities law in all jurisdictions where at least 5% of the Company's Common Shares are owned; is made to all shareholders for all outstanding shares; is open for a minimum of 60 days; takes up no shares until at least 66 2/3% of the outstanding shares have been tendered to the bid, including those owned by the acquiring person or group; and meets certain other conditions.

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                            DESCRIPTION OF WARRANTS

GENERAL

     The Company may issue Warrants, including Warrants to purchase Debt Securities ("Debt Warrants"), as well as other types of Warrants. Warrants may be issued independently or together with any Debt Securities and may be attached to or separate from such Debt Securities. Each series of Warrants will be issued under a separate warrant agreement (each a "Warrant Agreement") to be entered into between the Company and a warrant agent ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

DEBT WARRANTS

     The applicable Prospectus Supplement will describe the following terms of the Debt warrants in respect of which this Prospectus is being delivered: (1) the title of such Debt Warrants; (2) the aggregate number of such Debt Warrants;
(3) the price or prices at which such Debt Warrants will be issued; (4) the currency or currencies, including composite currencies, in which the price of such Debt Warrants may be payable; (5) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants; (6) if applicable, the designation and terms of the Debt Securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Debt Security; (7) the currency or currencies, including composite currencies, in which the principal of or any premium or interest on the Debt Securities purchasable upon exercise of such Debt Warrant will be payable; (8) if applicable, the date on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (9) the price at which and currency or currencies, including composite currencies, in which the Debt Securities purchasable upon exercise of such Debt Warrants may be purchased; (10) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire; (11) if applicable, the minimum or maximum amount of such Debt Warrants which may be exercised at any one time; (12) if applicable, any index or formula used to determine the amount of payments of principal of and any premium and interest on Debt Securities purchasable upon exercise of Debt Warrants; (13) information with respect to book-entry procedures, if any; (14) if applicable, a discussion of certain United States Federal income tax considerations; and (15) any other terms of such Debt Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Debt Warrants.

OTHER WARRANTS

     The Company may issue other Warrants. The applicable Prospectus Supplement will describe the following terms of any such other Warrants in respect of which this Prospectus is being delivered: (1) the title of such Warrants; (2) the designation and number of securities (which may include Preferred Stock or Common Stock) and/or amount of cash consideration for which such Warrants are exercisable; (3) the price or prices at which such Warrants will be issued; (4) the currency or currencies, including composite currencies, in which the price of such Warrants may be payable; (5) if applicable, the designation and terms of the Debt Securities or Preferred Stock with which such Warrants are issued and the number of such Warrants issued with each such Debt Security or share of Preferred Stock or Common Stock; (6) if applicable, the date on and after which such Warrants and the related Debt Securities, Preferred Stock or Common Stock will be separately transferable; (7) if applicable, any index or formula used to determine the price or prices at which such other securities and/or cash consideration will be issued; (8) if applicable, a discussion of certain United States Federal income tax considerations; and (9) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

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                              PLAN OF DISTRIBUTION

     The Company may offer and sell the Debt Securities, Common Shares and Warrants to or through underwriters or dealers, and also may offer and sell Debt Securities, Common Shares and Warrants directly to other purchasers or through agents. EBR may sell the Debt Securities and Preferred Stock, together with Guarantees issued by the Company, to or through underwriters, and may also sell Debt Securities and Preferred Stock, together with Guarantees issued by the Company, directly to other purchasers through agents.

     Each Prospectus Supplement will set forth the terms of the offering of the particular series of securities to which the Prospectus Supplement relates, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Securities, the proceeds to the Company or EBR from the sale of such series of Securities, the use of such proceeds, any initial public offering price or purchase price of such series of Securities, any underwriting discount or commission, any discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers, any commissions paid to any agents and the securities exchanges, if any, on which such Securities will be listed. Any initial public offering price or purchase price and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers may be changed from time to time.

     Sales of Common Shares offered pursuant to any Prospectus Supplement may be effected from time to time in one or more transactions on the American Stock Exchange or, in appropriate circumstances, The Toronto Stock Exchange, or in negotiated transactions or any combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at other negotiated prices.

     In connection with distributions of Common Shares or otherwise, the Company may enter into hedging transactions with broker-dealers in connection with which such broker-dealers may sell Common Shares registered hereunder in the course of hedging through short sales the positions they assumed with the Company.

     In connection with the sale of Securities, underwriters or agents may receive compensation from the Company or EBR or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions, Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company or EBR and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company or EBR will be described, in the applicable Prospectus Supplement.

     Under agreements which may be entered into by the Company or EBR, underwriters and agents who participate in the distribution of Securities may be entitled to indemnification by the Company or EBR against certain liabilities, including liabilities under Canadian and US securities legislation.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agent to solicit offers by certain institutions to purchase Debt Securities, Preferred Stock or Warrants to purchase Debt Securities or Preferred Stock from the Company or EBR pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the offered Debt Securities or Preferred Stock shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

     The Company and EBR may grant underwriters who participate in the distribution of Securities an option to purchase additional securities to cover over-allotments, if any.

     The place and date of delivery for the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement.

     Unless otherwise indicated in the applicable Prospectus Supplement, the securities in respect of which this Prospectus is being delivered (other than Common Shares) will be a new issue of securities, will not have an established trading market when issued and will not be listed on any securities exchange. Any underwriters or agents to or through whom such securities are sold by the Company or EBR for public offering and sale may make a market in such Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such Securities.

     Certain of the underwriters and their affiliates may from time to time perform various commercial banking and investment banking services for the Company, for which customary compensation is received.

                                    EXPERTS

     The consolidated financial statements of the Company included in its Annual Report on Form 10-K for the year ended December 31, 1996, as amended, have been audited by Ernst & Young, independent chartered accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein by reference in reliance upon the reports of Ernst & Young pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     Certain legal matters relating to the validity of the securities, other than the validity of the Common Shares, will be passed upon for the Company by Davis, Graham & Stubbs LLP, Denver, Colorado. Certain legal matters relating to the validity of the Common Shares, and certain other matters with respect to Canadian law in connection with the Securities, will be passed upon for the Company by Milner Fenerty, Edmonton, Alberta. Certain legal matters will be passed upon for the underwriters, if any, by the counsel named in the applicable Prospectus Supplement.

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                                [Echo Bay Logo]